Notice of Meeting 2013
Information Circular - Proxy Statement

TABLE OF CONTENTS

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS	1

SOLICITATION OF PROXIES	2

NOTICE AND ACCESS	2

VOTING INFORMATION	3

Registered Shareholder Voting Information	3

Beneficial Shareholder Voting Information	3

MATTERS TO BE ACTED UPON AT THE MEETING	6

Election of Directors	6

Appointment of Auditors	6

Advisory Vote on Executive Compensation	6

Approval of Share Capital Amendment to Implement a Stock Dividend Program	7

DIRECTOR NOMINEES	8

SHARE CAPITAL AMENDMENT TO IMPLEMENT A STOCK DIVIDEND PROGRAM	17

REMUNERATION OF DIRECTORS	21

CORPORATE GOVERNANCE DISCLOSURE	24

COMPENSATION DISCUSSION AND ANALYSIS	39

Compensation Overview	39

Compensation Governance	45

2012 Performance Assessment	47

2012 Executive Compensation	49

Termination and Change of Control Benefits	53

OTHER INFORMATION	56

SCHEDULES:

Schedule A: Charter of the Board of Directors	57

Schedule B: Mandate of the Board of Directors	59

Schedule C: Key Terms of the Proposed Stock Dividend Program	61

Schedule D: Common Share Terms After the Share Capital Amendment	65

Schedule E: Canadian Income Tax Considerations in Respect of Participation in the Stock Dividend Program	67

Schedule F: Summary of RSU and PSU Plan	72

Schedule G: Summary of Share Option Plan	74

Schedule H: Summary of DSU Plan	77

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

The Annual and Special Meeting (the “Meeting”) of the holders (“Shareholders”) of Common Shares (“Common Shares”) of ARC Resources Ltd. (the “Corporation”) will be held at the Ballroom in the Metropolitan Centre, 333 – 4th Avenue SW, Calgary, Alberta, on Wednesday, the 15th day of May, 2013, at 3:30 p.m. (Calgary time) for the following purposes:

1.	To receive and consider the Consolidated Financial Statements of the Corporation for the year ended December 31, 2012 and the auditors’ report thereon.

2.	To elect the Directors of the Corporation.

3.	To appoint auditors of the Corporation.

4.	To consider and, if thought fit, approve a resolution to accept the Corporation’s approach to Executive compensation.

5.	To consider and, if thought fit, approve a special resolution to amend the articles of the Corporation to change the rights, privileges, restrictions and conditions in respect of the Common Shares, including changes to set forth the terms and conditions pursuant to which the Corporation may issue Common Shares as payment of stock dividends declared on its Common Shares.

6.	To transact such other business as may properly be brought before the Meeting or any adjournment thereof.

The specific details of the matters proposed to be put before the Meeting are set forth in the Information Circular - Proxy Statement accompanying and forming part of this Notice.

Registered Shareholders of the Corporation who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and return it by mail, hand delivery or fax to our transfer agent, Computershare Trust Company of Canada, as follows:

1.	by mail to Computershare Trust Company of Canada, Proxy Department, 135 West Beaver Creek, P.O. Box 300, Richmond Hill, Ontario, L4B 4R5;

2.	by hand delivery to Computershare Trust Company of Canada, 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1; or

3.	by facsimile to (416) 263-9524 or 1-866-249-7775.

You may vote through the internet at www.investorvote.com or by telephone at 1-866-732-8683 (toll free). You will require your 15 digit control number found on your proxy form to vote through the internet or by telephone.

In order to be valid and acted upon at the Meeting, forms of proxy as well as votes by internet and telephone must be received in each case not less than 48 hours (excluding weekends and holidays) before the time set for the holding of the Meeting or any adjournment thereof.

Beneficial or non-Registered Shareholders should follow the instructions on the voting instruction form provided by their intermediaries with respect to the procedures to be followed for voting at the Meeting.

The Board of Directors of the Corporation has fixed the record date for the Meeting at the close of business on April 2, 2013.

DATED at Calgary, Alberta, this 20th day of March, 2013.

BY ORDER OF THE BOARD OF DIRECTORS

(signed)

Myron M. Stadnyk

President and Chief Executive Officer

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ARC RESOURCES LTD. INFORMATION
CIRCULAR - PROXY STATEMENT

FOR THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON WEDNESDAY, MAY 15, 2013

SOLICITATION OF PROXIES

This Information Circular - Proxy Statement (“Information Circular”) is furnished in connection with the solicitation of proxies by Management of ARC Resources Ltd. (the “Corporation” or “ARC”), for use at the Annual and Special Meeting of the holders (the “Shareholders” or “shareholders”) of Common Shares (“Common Shares”) of the Corporation (the “Meeting”) to be held on the 15th day of May, 2013, at 3:30 p.m. (Calgary time) in the Ballroom at the Metropolitan Centre, 333 – 4th Avenue SW, Calgary, Alberta, and at any adjournment thereof, for the purposes set forth in the Notice of Annual and Special Meeting.

The Board of Directors of the Corporation has fixed the record date for the Meeting at the close of business on April 2, 2013 (the “Record Date”). Only shareholders whose names have been entered in the register of Common Shares on the close of business on the Record Date will be entitled to receive notice of and to vote at the Meeting provided, however, that if any shareholder transfers Common Shares after the Record Date and the transferee of those shares, having produced properly endorsed certificates evidencing such shares or having otherwise established that such transferee owns such shares, demands, not later than 10 days before the Meeting, that the transferee’s name be included in the list of shareholders entitled to vote at the Meeting, such transferee shall be entitled to vote such Common Shares at the Meeting.

The instrument appointing a proxy shall be in writing and shall be executed by the shareholder or his attorney authorized in writing or, if the shareholder is a corporation, under its corporate seal or by an Officer or attorney thereof duly authorized.

The persons named in the enclosed form of proxy are Directors or Officers of the Corporation. Each shareholder has the right to appoint a proxy holder other than the nominees of Management, who need not be a shareholder, to attend and to act for the shareholder and on behalf of the shareholder at the Meeting. To exercise such right, the names of the nominees of Management should be crossed out and the name of the shareholder’s appointee should be legibly printed in the blank space provided.

NOTICE-AND-ACCESS

The Corporation has elected to use the “notice-and-access” provisions under National Instrument 54-101 Communications with Beneficial Owners of Securities of a Reporting Issuer (the “Notice-and-Access Provisions”) for the Meeting in respect of mailings to its Beneficial Shareholders (as defined below) but not in respect of mailings to its Registered Shareholders (as defined below). The Notice-and-Access Provisions are a new set of rules developed by the Canadian Securities Administrators that reduce the volume of materials that must be physically mailed to shareholders by allowing a reporting issuer to post an information circular in respect of a meeting of its shareholders and related materials online.

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The Corporation has also elected to use procedures known as ‘stratification’ in relation to its use of the Notice-and-Access Provisions. Stratification occurs when a reporting issuer using the Notice-and-Access Provisions provides a paper copy of an Information Circular and, if applicable, a paper copy of financial statements and related Management’s Discussion and Analysis (“Financial Information”), to some shareholders together with a notice of a meeting of its shareholders. In relation to the Meeting, Registered Shareholders will receive a paper copy of each of a notice of the Meeting, this Information Circular and a form of proxy whereas Beneficial Shareholders will receive a Notice-and-Access Notification and a request for voting instructions. Furthermore, a paper copy of the Financial Information in respect of the most recent financial year of the Corporation will be mailed to Registered Shareholders as well as to those Beneficial Shareholders who have previously requested to receive them.

The Corporation will be delivering proxy-related materials to non-objecting beneficial owners of its Common Shares directly with the assistance of Broadridge and intends to pay for intermediaries to deliver proxy-related materials to objecting beneficial owners of its Common Shares.

VOTING INFORMATION

REGISTERED SHAREHOLDER VOTING INFORMATION

You are a Registered Shareholder (a “Registered Shareholder”) if your name appears on your share certificate.

Registered Shareholders who are eligible to vote can vote their Common Shares either in person at the Meeting or by proxy.

For your Common Shares to be voted by proxy, you must complete, date and sign the enclosed form of proxy and return it by mail, hand delivery or fax to our transfer agent, Computershare Trust Company of Canada. Registered Shareholders are also entitled to vote their Common Shares through the internet at www.investorvote.com or by telephone at 1-866-732-8683 (toll free). For internet and telephone voting, you will require your 15-digit control number found on your proxy form.

In order to be valid and acted upon at the Meeting, forms of proxy as well as votes by internet and telephone must be received in each case not less than 48 hours (excluding weekends and holidays) before the time set for the holding of the Meeting or any adjournment thereof.

BENEFICIAL SHAREHOLDER VOTING INFORMATION

Most shareholders of the Corporation are "beneficial owners" who are non-registered Shareholders. You are a beneficial shareholder (a "Beneficial Shareholder") if you beneficially own Common Shares that are held in the name of an intermediary such as a bank, a trust company, a securities broker, a trustee or other nominee, and therefore do not have the shares registered in your own name. As required by Canadian securities laws, you will receive a request for voting instructions for the number of Common Shares held.

Beneficial Shareholders may vote their Common Shares either in person at the Meeting or by proxy.

For your Common Shares to be voted by proxy, you must carefully follow the instructions on the request for voting instructions that is provided to you including completing, dating and signing the request for voting instructions and returning it by mail, hand delivery or fax as directed. Beneficial Shareholders are also entitled to vote their Common Shares through the internet or by telephone by carefully following the instructions on the voting instruction form.

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In order to be valid and acted upon at the Meeting, voting instructions as well as votes by internet and telephone must be received in each case not less than 72 hours (excluding weekends and holidays) before the time set for the holding of the Meeting or any adjournment thereof.

Beneficial Shareholders may also vote in person at the Meeting by completing the following steps: (a) insert your own name in the space provided in the request for voting instructions or mark the appropriate box on the request for voting instructions to appoint yourself as the proxy holder; and (b) return the document in the envelope provided or as otherwise permitted by your intermediary. No other part of the form should be completed. In some cases, your intermediary may send you additional documentation that must also be completed in order for you to vote in person at the Meeting.

REVOCABILITY OF PROXY

A Registered Shareholder who has submitted a proxy may revoke it at any time prior to the exercise thereof. If a Registered Shareholder who has given a proxy attends the Meeting in person at which such proxy is to be voted, such person may revoke the proxy and vote in person. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the Registered Shareholder or his attorney authorized in writing or, if the Registered Shareholder is a corporation, under its corporate seal or by an Officer or attorney thereof duly authorized and deposited either at the head office of the Corporation at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the Chairman of the Meeting on the day of the Meeting, or any adjournment thereof, and upon either of such deposits, the proxy is revoked.

If you are a Beneficial Shareholder, please contact your intermediary for instructions on how to revoke your voting instructions.

PERSONS MAKING THE SOLICITATION

The solicitation is made on behalf of Management of the Corporation. The costs incurred in the preparation and mailing of the proxy-related materials for the Meeting will be borne by the Corporation. In addition to solicitation by mail, proxies may be solicited by personal interviews, telephone or other means of communication and by Officers and employees of the Corporation, who will not be specifically remunerated therefor.

EXERCISE OF DISCRETION BY PROXY

The Common Shares represented by proxy by the Management nominees shall be voted at the Meeting in respect of the matters to be acted upon and, where the shareholder specifies a choice with respect to any matter to be acted upon, the Common Shares shall be voted in accordance with the specification so made. In the absence of such specification, the Common Shares will be voted in favour of the matters to be acted upon. The persons appointed under the enclosed form of proxy furnished by the Corporation are conferred with discretionary authority with respect to amendments or variations of those matters specified therein and in the Notice of Annual and Special Meeting. At the time of printing this Information Circular, Management of the Corporation knows of no such amendment, variation or other matter.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Corporation is authorized to issue an unlimited number of Common Shares without nominal or par value (defined in this Information Circular as “Common Shares”). As at March 20, 2013, there were 310,235,527 Common Shares issued and outstanding. At the Meeting, upon a show of hands, every shareholder present in person or represented by proxy and entitled to vote shall have one vote. On a poll or ballot, every shareholder present in person or by proxy has one vote for each Common Share of which such shareholder is the registered holder.

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The Corporation is also authorized to issue 50 million preferred shares without nominal or par value issuable in series. As at March 20, 2013, there were no preferred shares issued and outstanding.

When any Common Share is held jointly by several persons, one of those holders present at the Meeting may, in the absence of the others, vote such Common Share but if two or more of those persons who are present at the Meeting, in person or by proxy, vote, they shall vote as one on the Common Share jointly held by them.

To the knowledge of the Directors and Executive Officers of the Corporation, there is no person or corporation which beneficially owns, or controls or directs, directly or indirectly, Common Shares carrying more than 10% of the voting rights attached to the issued and outstanding Common Shares of the Corporation which may be voted at the Meeting.

As at March 20, 2013, the percentage of Common Shares of the Corporation that are beneficially owned, or controlled or directed, directly or indirectly, by all Directors and Officers of the Corporation as a group is 0.7% (2,294,236 Common Shares).

QUORUM FOR MEETING AND APPROVAL REQUIREMENTS

At the Meeting, a quorum shall consist of two (2) or more persons present and holding or representing by proxy not less than 25% of the outstanding Common Shares. If a quorum is not present at the opening of the Meeting, the shareholders present may adjourn the Meeting to a fixed time and place but may not transact any other business.

All of the matters to be considered at the Meeting are ordinary resolutions requiring approval by more than 50% of the votes cast in respect of the resolution at the Meeting with the exception of the special resolution to approve amendments to the articles of the Corporation to implement the stock dividend program which requires approval by 66 2/3% or more of the votes cast at the Meeting.

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MATTERS TO BE ACTED UPON AT THE MEETING

ELECTION OF DIRECTORS

The Articles of the Corporation provide for a minimum of three (3) Directors and a maximum of twelve (12) Directors. There are currently ten (10) Directors and the Board of Directors of the Corporation has determined to reduce the number of Directors to nine (9) members due to the retirement of one Director, Walter DeBoni, who will not be standing for re-election. All of the current Directors have been elected or appointed for a term ending immediately prior to the Meeting or any adjournment thereof. The nine (9) nominees for election as Directors of the Corporation by shareholders are as follows:

Mac H. Van Wielingen	Harold N. Kvisle
John P. Dielwart	Kathleen M. O’Neill
Fred J. Dyment	Herbert C. Pinder, Jr.
Timothy J. Hearn	Myron M. Stadnyk
James C. Houck

If for any reason any of the proposed nominees does not stand for election or is unable to serve as such, the Management designees named in the enclosed form of proxy reserve the right to vote for any other nominee in their sole discretion unless the shareholder has specified therein that its Common Shares are to be withheld from voting on the election of Directors.

The term of office of each Director Nominee will be from the date of the Meeting until the next annual meeting or until his or her successor is elected or appointed.

See “Director Nominees” in this Information Circular for additional information on the Director Nominees.

The Board of Directors unanimously recommends that the shareholders vote FOR the election of each of the Director Nominees and unless instructed otherwise, the persons named in the enclosed form of proxy will vote FOR the election of each of the Director Nominees.

APPOINTMENT OF AUDITORS

At the Meeting, shareholders will consider an ordinary resolution to appoint the firm of Deloitte LLP, Independent Registered Chartered Accountants, Calgary, Alberta, to serve as auditors of the Corporation until the next annual meeting of the shareholders.

See “Corporate Governance Disclosures - Committee Mandates and Responsibilities - Audit Committee” in this Information Circular for additional information regarding the fees paid to our external auditors in 2012.

The Board of Directors unanimously recommends that the shareholders vote FOR the appointment of auditors and unless instructed otherwise, the persons named in the enclosed form of proxy will vote FOR the appointment of auditors.

ADVISORY VOTE ON EXECUTIVE COMPENSATION

The underlying principle for Executive pay throughout the Corporation is “pay-for-performance”. We believe that this philosophy achieves the goal of attracting and retaining excellent employees and Executive Officers, while rewarding the demonstrated behaviors that reinforce the Corporation’s values and help to deliver on its corporate objectives. A detailed discussion of our Executive compensation program is provided in the “Compensation Discussion and Analysis” section of this Information Circular.

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After monitoring recent developments and emerging trends in the practice of holding advisory votes on Executive compensation (commonly referred to as “Say on Pay”), the Board of Directors has determined to continue to provide shareholders with a “Say on Pay” advisory vote at the Meeting. This non-binding advisory vote on Executive compensation will provide you as a shareholder with the opportunity to vote “For” or “Against” our approach to Executive compensation through the following resolution:

“Resolved, on an advisory basis and not to diminish the role and responsibilities of the Board of Directors, that the shareholders accept the approach to Executive compensation disclosed in the Information Circular delivered in advance of the 2013 Annual and Special Meeting of shareholders of the Corporation.”

As this is an advisory vote, the results will not be binding upon the Board of Directors. However, the Board of Directors will consider the outcome of the vote as part of its ongoing review of Executive compensation. The Board of Directors believes that it is essential for the shareholders to be well informed of the Corporation’s approach to Executive compensation and considers this advisory vote to be an important part of the ongoing process of engagement between the shareholders and the Board of Directors.

The Board of Directors unanimously recommends that the shareholders vote FOR the advisory vote on Executive compensation and unless instructed otherwise, the persons named in the enclosed form of proxy will vote FOR the advisory vote on Executive compensation.

APPROVAL OF SHARE CAPITAL AMENDMENT TO IMPLEMENT A STOCK DIVIDEND PROGRAM

At the Meeting, shareholders will be asked to vote on a special resolution to amend the articles of the Corporation to change the rights, privileges, restrictions and conditions in respect of the Common Shares, including changes to set forth the terms and conditions pursuant to which the Corporation may issue Common Shares as payment of stock dividends declared on its Common Shares.

See “Share Capital Amendment to Implement a Stock Dividend Program” in this Information Circular for additional information on details of the proposed Stock Dividend Plan and special resolution.

In addition to the information which is contained in the main body of this Information Circular a more detailed discussion of the key terms of the proposed stock dividend program is attached hereto as Schedule C, proposed terms of our Common Shares after giving effect to the share capital amendment is attached hereto as Schedule D, and a summary of the Canadian Income Tax considerations in respect of participation in the stock dividend program is attached hereto as Schedule E.

The Board of Directors unanimously recommends that the shareholders vote FOR the special resolution to amend the articles of the Corporation to implement a stock dividend program and unless instructed otherwise, the persons named in the enclosed form of proxy will vote FOR the special resolution.

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DIRECTOR NOMINEES

The following pages set out the names of the proposed nominees for election as Directors, together with their age, place of primary residence, principal occupation, year first elected or appointed as a Director, membership on Committees of the Board of Directors as at December 31, 2012, attendance at Board and Committee meetings during 2012, Directorships of other public and private entities and votes for and withheld at the 2012 Annual Shareholder Meeting. Also indicated for each Director Nominee is the number of Common Shares and share equivalents beneficially owned, or controlled or directed, directly or indirectly, on December 31, 2012 and, as at such date, the value of such Common Shares and share equivalents.

The Board of Directors has determined that all of the Director Nominees with the exception of John P. Dielwart and Myron M. Stadnyk are Independent Directors as defined under National Instrument 58-101.

Mac H. Van Wielingen, HBA

Co-Chairman of ARC Financial Corporation Calgary, Alberta, Canada Age: 59 Director Since: 1996 Independent	Mr. Van Wielingen has served as Vice Chairman and Director of ARC Resources since its formation in 1996, and became Chairman in 2002. He is Co-Chairman and a founder of ARC Financial Corporation, a private equity investment management company focused on the energy sector in Canada. Previously, Mr. Van Wielingen was a Senior Vice-President and Director of a major national investment dealer, responsible for all corporate finance activities in Alberta. Mr. Van Wielingen holds an Honours Business Degree from the University of Western Ontario Business School and has studied post-graduate Economics at Harvard University.

Board/Committee Membership(1)	Chairman of the Board
Policy and Board Governance Committee
Human Resources and Compensation Committee
Risk Committee
Overall Meeting Attendance in 2012	100%
Current Public Board Membership	ARC Resources Ltd.
Current Private Board Membership	Alberta Investment Management Corporation (AIMco)
ARC Financial Corporation

Voting Results of 2012 AGM	Number of Votes	% of Votes

Votes For	152,462,687	98.2

Votes Withheld	2,765,938	1.8

Common Shares and Share Equivalents(2)	Number	Total Value

	857,660	$20,961,210

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John P. Dielwart, B.Sc., P.Eng

Former Chief Executive Officer Calgary, Alberta, Canada Age: 60 Director Since: 1996 Non-Independent	Mr. Dielwart held the position of Chief Executive Officer of ARC Resources until January 1, 2013. As a founding member of the Company in 1996, Mr. Dielwart played an instrumental role in its growth and success over the past 16 years. Prior to joining ARC in 1994, Mr. Dielwart spent 12 years with a major Calgary based oil and natural gas engineering consulting firm, as senior Vice-President and a Director, where he gained extensive technical knowledge of oil and natural gas properties in Western Canada. Prior thereto he began his career with a major oil and natural gas company in Calgary. Mr. Dielwart received a Bachelor of Science with Distinction (Civil Engineering) degree from the University of Calgary. Mr. Dielwart is member of the Association of Professional Engineers and Geoscientists of Alberta (APEGA) and is a Past-Chairman of the Board of Governors for the Canadian Association of Petroleum Producers (CAPP).

Board/Committee Membership(1)	Member of the Board
Overall Meeting Attendance in 2012	100%
Current Public Board Membership	ARC Resources Ltd.
Current Private Board Membership	ARC Financial Corporation
Modern Resources Ltd.

Voting Results of 2012 AGM	Number of Votes	% of Votes

Votes For	153,644,108	99.0

Votes Withheld	1,584,517	1.0

Common Shares and Share Equivalents(2)	Number	Total Value

	380,939	$9,310,149

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Fred j. Dyment, CA

Independent Businessman Calgary, Alberta, Canada Age: 64 Director Since: 2003 Independent	Mr. Dyment has over 30 years of extensive experience in the oil and gas industry and is currently an independent businessman. He has held positions as President and Chief Executive Officer for Maxx Petroleum and President and Chief Executive Officer of Ranger Oil Limited. Mr. Dyment received a Chartered Accountant designation from the province of Ontario in 1972.

Board/Committee Membership(1)	Member of the Board
Risk Committee (Chair)
Audit Committee
Reserves Committee
Overall Meeting Attendance in 2012	91%
Current Public Board Membership	ARC Resources Ltd.
Tesco Corporation
Transglobe Energy Corporation
WesternZagros Resources Ltd.
Major Drilling Group International Inc.
Current Private Board Membership	Nil

Voting Results of 2012 AGM	Number of Votes	% of Votes

Votes For	152,938,423	98.5

Votes Withheld	2,290,202	1.5

Common Shares and Share Equivalents(2)	Number	Total Value

	70,141	$1,714,246

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Timothy J. Hearn, B.Sc.

Independent Businessman Calgary, Alberta, Canada Age: 68 Director Since: 2011 Independent	Mr. Hearn is a retired Chairman, President and Chief Executive Officer of Imperial Oil Limited. He has over 40 years of experience in oil and gas with Imperial Oil. During his time with Imperial Oil he held increasingly senior positions, including President of Exxon Mobil Chemicals, Asia Pacific, and Vice-President of Human Resources for Exxon Mobil Corporation. Mr. Hearn holds a Bachelor of Science degree from the University of Manitoba. He brings extensive corporate board experience to ARC. In addition to his work on corporate boards, Mr. Hearn is the immediate past Chairman of the Calgary Homeless Foundation and is a member of the Advisory Board of the Public Policy School at the University of Calgary. Previously, he has served as the Chairman of the Board of Directors of the C.D. Howe Institute and was a member of the Canada Council of Chief Executives.

Board/Committee Membership(1)	Member of the Board
Human Resources and Compensation Committee (Chair)
Policy and Board Governance Committee
Health, Safety and Environment Committee
Overall Meeting Attendance in 2012	100%
Current Public Board Membership	ARC Resources Ltd.
Royal Bank of Canada
Tuckamore Capital Management Inc.
Current Private Board Membership	Nil

Voting Results of 2012 AGM	Number of Votes	% of Votes

Votes For	152,582,500	98.3

Votes Withheld	2,646,125	1.7

Common Shares and Share Equivalents(2)	Number	Total Value

	67,965	$1,661,065

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James C. Houck, B.Sc., MBA

Independent Businessman Calgary, Alberta, Canada Age: 65 Director Since: 2008 Independent	Mr. Houck has over 30 years of diversified experience in the oil and gas industry. Most recently, he held the position of President and Chief Executive Officer of the Churchill Corporation, a construction and industrial services company. Prior thereto he was President and Chief Executive Officer of Western Oil Sands. The greater part of his career was spent with ChevronTexaco Inc., where he held a number of senior Management and Officer positions, including President, Worldwide Power and Gasification Inc., and Vice-President and General Manager, Alternate Energy Department. Earlier in his career, Mr. Houck held various positions of increasing responsibility in Texaco’s conventional oil and gas operations. Mr. Houck has a Bachelor of Engineering Science degree from Trinity University in San Antonio and a Masters in Business Administration from the University of Houston.

Board/Committee Membership(1)	Member of the Board
Reserves Committee (Chair)
Audit Committee
Health, Safety and Environment Committee
Overall Meeting Attendance in 2012	100%
Current Public Board Membership	ARC Resources Ltd.
WesternZagros Resources Ltd.
Current Private Board Membership	Nil

Voting Results of 2012 AGM	Number of Votes	% of Votes

Votes For	150,630,224	97.0

Votes Withheld	4,598,401	3.0

Common Shares and Share Equivalents(2)	Number	Total Value

	32,353	$790,707

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Harold N. Kvisle, B.Sc., P.Eng., MBA

President and Chief Executive Officer Talisman Energy Inc. Calgary, Alberta, Canada Age: 60 Director Since: 2009 Independent	Mr. Kvisle is currently the President and Chief Executive Officer of Talisman Energy. He has over 35 years of energy industry experience and has worked in both the oil and gas and utilities and power industries. Mr. Kvisle joined TransCanada Corporation in 1999 where he held the position of President and Chief Executive Officer until 2010. Prior to joining TransCanada, he was the President of Fletcher Challenge Energy Canada Inc. Previously, he held engineering, finance and management positions with Dome Petroleum Ltd. Mr. Kvisle holds a Bachelor of Science in Engineering degree from the University of Alberta and a Masters in Business Administration from the University of Calgary.

Board/Committee Membership(1)	Member of the Board
Policy and Board Governance Committee
Risk Committee
Overall Meeting Attendance in 2012	82%
Current Public Board Membership	ARC Resources Ltd.
Talisman Energy Inc.
Current Private Board Membership	Northern Blizzard Resources Inc.

Voting Results of 2012 AGM	Number of Votes	% of Votes

Votes For	153,766,628	99.0

Votes Withheld	1,461,997	1.0

Common Shares and Share Equivalents(2)	Number	Total Value

	44,049	$1,076,558

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Kathleen M. O’neill, B.Comm, FCA

Independent Business Person Toronto, Ontario, Canada Age: 59 Director Since: 2009 Independent	Ms. O’Neill is a Corporate Director and has extensive experience in accounting and financial services. Previously, she was an Executive Vice-President of the Bank of Montreal (BMO) Financial Group with accountability for a number of major business units. Prior to joining BMO Financial Group in 1994, she was a partner with PricewaterhouseCoopers. Ms. O’Neill is an FCA (Fellow of the Institute of Chartered Accountants) and has an ICD.D designation from the Institute of Corporate Directors. Ms. O’Neill is a member of the Steering Committee on Enhancing Audit Quality sponsored by the Canadian Institute of Chartered Accountants and the Canadian Public Accountability Report.

Board/Committee Membership(1)	Member of the Board
Audit Committee (Chair)
Human Resources and Compensation Committee
Overall Meeting Attendance in 2012	100%
Current Public Board Membership	ARC Resources Ltd.
Finning International Inc.
Invesco Canada Funds (Invesco Canada Fund Inc. and Invesco Corporate Class Inc.)
Current Private Board Membership	Cadillac Fairview

Voting Results of 2012 AGM	Number of Votes	% of Votes

Votes For	153,533,590	98.9

Votes Withheld	1,695,035	1.1

Common Shares and Share Equivalents(2)	Number	Total Value

	29,172	$712,964

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Herbert C. Pinder, Jr., B.Arts, L.L.B., MBA

Independent Businessman Saskatoon, Saskatchewan, Canada Age: 66 Director Since: 2006 Independent	Mr. Pinder is the President of the Goal Group, a private equity management firm located in Saskatoon, Saskatchewan. Previously he managed a family business as President of Pinder Drugs. He is an experienced corporate director and brings a varied business background to ARC. Mr. Pinder has a Bachelor of Arts degree from the University of Saskatchewan, a Bachelor of Law degree from the University of Manitoba and a Masters in Business Administration degree from Harvard University Graduate School of Business.

Board/Committee Membership(1)	Member of the Board
Policy and Board Governance Committee (Chair)
Reserves Committee
Human Resources and Compensation Committee
Overall Meeting Attendance in 2012	96%
Current Public Board Membership	ARC Resources Ltd.
Current Private Board Membership	Cavalier Enterprises Ltd.
Tournament Exploration Ltd.

Voting Results of 2012 AGM	Number of Votes	% of Votes

Votes For	153,681,832	99.0

Votes Withheld	1,546,793	1.0

Common Shares and Share Equivalents(2)	Number	Total Value

	71,308	$1,742,768

ARC Resources Ltd. | 2013 | Information Circular	15

Myron M. Stadnyk, P.Eng

President and Chief Executive Officer ARC Resources Ltd. Calgary, Alberta, Canada Age: Age: 50 Director Since: 2013 Non-Independent	Mr. Stadnyk is President and Chief Executive Officer of ARC Resources and has overall Management responsibility for the Company. Mr. Stadnyk joined ARC in 1997, as the Company’s first operations employee, and in 2005 was appointed Senior Vice President, Operations and Chief Operating Officer. From 2009 to December 31, 2012, he held the position of President and Chief Operating Officer. Prior to joining ARC, Mr. Stadnyk worked with a major oil and gas company in both domestic and international operations. He holds a Bachelor of Science in Mechanical Engineering from the University of Saskatchewan and is a graduate of the Harvard Business School Advanced Management program. Mr. Stadnyk joined ARC’s Board of Directors in 2013. He is a member of the Association of Professional Engineers and Geoscientists of Alberta, Saskatchewan, Manitoba and British Columbia and currently serves as a Governor for the Canadian Association of Petroleum Producers.

Board/Committee Membership(1)	Mr. Stadnyk joined the Board on January 1, 2013.

Overall Meeting Attendance in 2012	N/A
Current Public Board Membership	Nil
Current Private Board Membership	Nil
Voting Results of 2012 AGM	N/A

Common Shares and Share Equivalents(2)	Number	Total Value

	201,090	$4,914,640

(1)	As at December 31, 2012.
(2)	Share equivalents includes RSUs issued under the RSU and PSU plan and DSUs issued under the Directors Deferred Share Unit plan as at December 31, 2012. Share equivalents does not include PSUs issued under the RSU and PSU plan as well as options issued under the Share Option Plan to Mr. Dielwart and Mr. Stadnyk. See “Share Ownership Requirements” for detailed breakdown of Common Shares and share equivalents.

MAJORITY VOTING FOR DIRECTORS

The Board has adopted a policy stipulating that if the votes in favour of the election of a Director Nominee at a Shareholders' Meeting represent less than a majority of the Common Shares voted and withheld, the nominee will submit his or her resignation promptly after the Meeting for the Policy and Board Governance Committee's consideration. The Committee will make a recommendation to the Board after reviewing the matter, and the Board's decision to accept or reject the resignation offer will be disclosed to the public within 90 days of the applicable shareholders’ meeting. Resignations will be accepted except in situations where special circumstances would warrant the applicable Director’s continuation as a Board member. The nominee will not participate in any Committee or Board deliberations on the resignation offer. The policy does not apply in circumstances involving contested Director elections.

BOARD TENURE

ARC does not have a policy for term limits for Directors. We believe that it is critical that Directors understand our industry and our business and this requires a certain length of tenure on the Board. Long-term Directors accumulate extensive company knowledge while new Directors bring new experience and perspectives to the Board. It is important to achieve an appropriate balance of both to ensure an effective Board.

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During 2012, one Director, Michael Kanovsky, retired. On January 1, 2013, Myron Stadnyk joined the Board of Directors as a Management Director upon his appointment to the position of President and CEO of the Corporation.

As at January 1, 2013, the Board of Directors of the Corporation was comprised of nine non-Management Directors with an average tenure of nine years on the Board. The tenure of the nine non-Management Directors currently on the Board is summarized below:

•	45 per cent (4 Directors) have been on the Board for greater than 10 years
•	22 per cent (2 Directors) have been on the Board for a period of five to ten years
•	33 per cent (3 Directors) have been on the Board for less than five years

SHARE CAPITAL AMENDMENT TO IMPLEMENT A STOCK DIVIDEND PROGRAM

At the Meeting, shareholders will be asked to vote on a special resolution to amend our articles to change the rights, privileges, restrictions and conditions in respect of our Common Shares, including to set forth the terms and conditions pursuant to which we may issue Common Shares as payment of all or any portion of dividends declared on our Common Shares (referred to herein as "stock dividends") to those shareholders who elect to receive stock dividends instead of cash dividends. A copy of the proposed terms of our Common Shares after giving effect to the amendment is attached hereto as Schedule D.

The stock dividend program will allow shareholders to accumulate additional Common Shares issued from treasury at an effective 5% discount to the market price of the Common Shares (the same as our current dividend reinvestment and optional common share purchase plan (referred to as the "dividend reinvestment plan")) on, in certain cases, a more income tax-efficient basis as compared to our dividend reinvestment plan. The stock dividend program is an optional program and will have no impact on shareholders who desire to receive cash dividends.

REASONS FOR THE SHARE CAPITAL AMENDMENT

We are proposing to implement a stock dividend program for the following reasons, each of which is described below:

•	the stock dividend program will generally be available to most shareholders;
•	the stock dividend program will provide many shareholders with Canadian tax treatment that is expected to be more favourable than our dividend reinvestment plan; and
•	the stock dividend program will allow us to retain cash and therefore provide a source of capital.

Our dividend reinvestment plan is currently not available to shareholders who are U.S. citizens or U.S. residents. This contrasts with the proposed stock dividend program that would generally be available to most shareholders. we will permit shareholders that are resident in the United States or "US persons" as defined in Regulation S adopted under the Securities Act of 1933, as amended, to participate in the stock dividend program provided that the shareholder is not a resident in the state of California or any other state where the issuance of securities under the stock dividend program would not qualify for a self-executing exemption or exclusion from registration under the securities laws of the applicable state.

While we intend to maintain our dividend reinvestment plan in place following the implementation of the stock dividend program, we intend to make the amendments to the dividend reinvestment plan which are described below under the heading "Concurrent Amendments to the Dividend Reinvestment Plan". One of the amendments that will be made to the dividend reinvestment plan will be the addition of a restriction that will provide that shareholders who participate in the stock dividend program will not be eligible to participate in the dividend reinvestment plan.

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While the stock dividend program is similar in financial effect, to our dividend reinvestment plan, we believe that the stock dividend program has certain income tax attributes that make it more attractive to both Canadian and non-Canadian shareholders that hold their Common Shares in taxable accounts, while there would be effectively no impact on shareholders holding Common Shares in tax-deferred accounts. Participation in the stock dividend program will be optional; shareholders will continue to receive dividends as declared by our Board in the form of cash, unless they elect to receive stock dividends. Furthermore, our Board may discontinue the declaration and payment of stock dividends at any time, in which case shareholders would receive dividends as declared by our Board in the form of cash (referred to herein as "cash dividends").

The stock dividend program will serve as a source of capital by allowing us to retain cash that would otherwise be paid out as cash dividends. This cash flow retention together with maintaining a regular dividend will support long-term value maximization and allow us to retain funds to support our strategic growth initiatives. Subject to approval of the special resolution, it is anticipated that our Board will declare our first stock dividend to be paid on June 17, 2013 to shareholders of record on May 31, 2013 for those shareholders who elect to participate in the stock dividend program prior to the record date.

The approval of the special resolution and adoption by us of the stock dividend program will not prevent shareholders from continuing to receive dividends, when declared by our Board, in the form of cash. As is the case with our existing dividend reinvestment plan, participation by shareholders in the proposed stock dividend program and the election to receive stock dividends is completely voluntary and shareholders are not required to participate in the stock dividend program. If a shareholder wishes to continue to receive dividends declared by us in the form of cash, no action is required to be taken by the shareholder. Only shareholders who validly elect to participate in the stock dividend program, as described below, will receive stock dividends.

If the special resolution is approved and the stock dividend program is adopted, shareholders will have three options available to them in respect of the receipt of dividends. Each of these three options is summarized in the table below.

	Cash Dividend ("Cash")	Dividend Reinvestment Plan ("DRIP")	Stock Dividend Program ("SDP")
Participation	Default	Optional	Optional
Eligibility	All Shareholders	U.S. citizens or residents are not eligible to participate in ARC’s DRIP	All Shareholders with the exception of residents in certain U.S. States

Tax Treatment for Canadian Residents(1)	Full amount of dividend is included in income in the year the cash dividend is received	Full amount of reinvested dividend is included in income in the year the cash dividend is received and reinvested

No material amount expected to be included in income in the year the stock dividend is received.

May increase a capital gain (or decrease a capital loss) realized on a subsequent disposition of the common shares received.

Discount and Fees	Not applicable	Dividends reinvested at a 5% discount to five day weighted average trading price No brokerage fees	Shares issued at a 5% discount to five day weighted average trading price No brokerage fees

Enrollment	Not applicable	Full or partial(2)	Full or partial(2)

Election	No election required	Election required	Election required(3)

(1)	All shareholders are encouraged to consult their own tax advisors regarding the tax consequences to them of any of these options.
(2)	Shareholders who participate in the SDP will not be able to participate in the DRIP; however, a shareholder is entitled to participate in the SDP or the DRIP with respect to a portion of their shares and to receive cash dividends with respect to the remainder of their shares.
(3)	Beneficial Shareholders will need to contact their financial intermediary to determine whether they will be able to participate in the SDP.

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A detailed description of the key terms of the proposed stock dividend program and how shareholders may elect to participate in the stock dividend program, provided the special resolution is approved and our Board declares stock dividends in respect of our Common Shares, is provided in Schedule C to this Information Circular.

BENEFITS OF THE STOCK DIVIDEND PROGRAM

As described above, the stock dividend program is intended to provide us with the same capital retention attributes as our dividend reinvestment plan, while both expanding the availability of the program to eligible shareholders outside of Canada and providing many shareholders with Canadian tax treatment that is expected to be more favourable than our dividend reinvestment plan. Under our dividend reinvestment plan, a cash dividend is paid to the shareholder and then immediately reinvested in new Common Shares.

For a shareholder that is a Canadian resident that is not exempt from taxation, the mechanics of our dividend reinvestment plan require the full amount of the reinvested dividend to be included in the shareholder’s income where it is subject to tax at the dividend tax rates applicable to such shareholder. If the dividend reinvestment plan were to be made available to shareholders that are not residents of Canada, any applicable Canadian withholding tax would be deducted from the cash dividend payable to those shareholders and only the remaining after tax portion of the dividend could be reinvested in Common Shares.

Under the proposed stock dividend program, there is no cash dividend that is subsequently reinvested; instead, the dividend is paid directly in Common Shares. As discussed in Schedule E to this Information Circular, the amount or value of a stock dividend for the purposes of computing a shareholder’s Canadian tax liability is not the market value of the Common Shares being issued in satisfaction of the dividend but the amount that our Directors choose to add to our stated capital account as a result of the payment of the stock dividend.

It is anticipated that our Directors will add only a nominal amount to stated capital when a stock dividend is paid under the stock dividend program. As a result, taxable shareholders resident in Canada who hold their Common Shares as capital property are not expected to have any material amounts included in their income as a result of the receipt of the stock dividends. However, because no amount is being reinvested and no portion of the stock dividend is being included in a shareholder’s income, a shareholder who receives a stock dividend will be deemed to have no initial tax cost in the Common Shares comprising the stock dividend. As a result, the shareholder may realize a larger capital gain (or a smaller capital loss) when the shareholder sells the Common Shares in the future. In essence, the immediate dividend income inclusion that would arise under our dividend reinvestment plan is not recognized under the stock dividend program but is converted to a future capital gain. This provides shareholders with a tax deferral opportunity and an opportunity to utilize any capital losses the shareholder may have available to shelter these future capital gains. In addition, since the taxation rates applicable to dividends generally differ from those applicable to capital gains, shareholders participating in the stock dividend program may benefit from these rate discrepancies. However, shareholders should consult their own tax advisors with respect to the tax implications of the stock dividend program to their particular circumstances. For Canadian-resident shareholders that are exempt from taxation, there will be no meaningful difference between our dividend reinvestment plan and the stock dividend program.

For eligible shareholders who are not residents of Canada, the anticipated nominal amount of the stock dividend for Canadian tax purposes is expected to eliminate any Canadian withholding tax exposure in respect of stock dividends. This means that the number of Common Shares received under the stock dividend program should reflect the entire amount of the stock dividend rather than the net amount of the cash dividend that would remain after the payment of any applicable Canadian withholding tax on a reinvested cash dividend under the dividend reinvestment plan. As discussed in more detail in Schedule E to this Information Circular, most Shareholders that are not residents of Canada will not be subject to Canadian taxation on any capital gains associated with a disposition of Common Shares. Accordingly, the fact that Common Shares received in satisfaction of a stock dividend will have no initial tax cost for Canadian purposes is not expected to have any adverse Canadian tax consequence for such non-resident shareholders.

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If, as stated above, our Directors add only a nominal amount to stated capital when a stock dividend is paid under the stock dividend program, the aggregate total stated capital accounts for all holders of Common Shares will not increase by the amount of the stock dividends, which may limit our ability to complete certain corporate reorganizations.

All shareholders, wherever resident, are encouraged to consult their own tax advisors regarding the tax consequences to them of receiving cash or stock dividends.

The approval of the special resolution and adoption by us of the stock dividend program should not be construed as a guarantee that future dividends will continue to be paid by us or as to the amount of future dividend payments. Our Board continually evaluates our dividend policy and any decision to pay dividends on our Common Shares will be made by the Board on the basis of the relevant conditions existing at the applicable time. Furthermore, the declaration and payment of stock dividends is solely within the discretion of our Board and there can be no assurance that we will declare stock dividends or otherwise continue the stock dividend program in the future.

CONCURRENT AMENDMENTS TO THE DIVIDEND REINVESTMENT PLAN

The Board has approved a number of amendments to the current dividend reinvestment plan, subject to the approval by shareholders of the stock dividend program. These amendments are as follows:

1.	the optional common share purchase component of the dividend reinvestment plan will no longer be available to participants in the plan;
2.	the price at which Common Shares are purchased from treasury under the dividend reinvestment plan will be the same price at which stock dividends are issued from treasury pursuant to the stock dividend program; and
3.	the dividend reinvestment plan will not be available to participants in the stock dividend program.

TEXT OF SPECIAL RESOLUTION

To be effective, the special resolution to amend our articles to give effect to the proposed amendments to our share capital and to allow us to implement the stock dividend program must be passed by a majority of not less than 66 2/3% of the votes cast thereon by the shareholders. Our Board unanimously recommends that shareholders vote in favour of the special resolution. The persons designated in the enclosed form of proxy, unless instructed otherwise, intend to vote FOR the special resolution. If the special resolution is approved by shareholders, once it is implemented by the Corporation, those shareholders who voted against it are not entitled to exercise any legal rights of dissent or similar appraisal remedies that would require the Corporation to repurchase their Common Shares. The text of the special resolution is set out below.

“BE IT RESOLVED as a special resolution of the holders of Common Shares of ARC Resources Ltd. (the “Corporation”) that:

1.	pursuant to section 173 of the Business Corporations Act (Alberta) (the “Act”), the articles of amalgamation of the Corporation be amended to change the rights, privileges, restrictions and conditions in respect of the Common Shares substantially in the form set forth in Schedule D to the Corporation’s Information Circular - Proxy Statement dated March 20, 2013;
2.	any one of the Directors or Officers of the Corporation is hereby authorized to sign all such documents, including without limitation, Articles of Amendment, and to do all such acts and things, including without limitation, delivering such Articles of Amendment to the Registrar of Corporations under the Act, as such Director or Officer determines, in his or her discretion, to be necessary or advisable in order to properly implement and give effect to the foregoing; and
3.	the Directors of the Corporation may, in their discretion, without further approval of the shareholders of the Corporation, revoke this special resolution at any time prior to the filing of Articles of Amendment giving effect to the foregoing.”

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REMUNERATION OF DIRECTORS

DIRECTOR COMPENSATION PHILOSOPHY AND OBJECTIVES

The compensation program for ARC’s Directors is designed to attract and retain high quality individuals with the experience and capability to meet the responsibilities of a Board member and to align the interests of Directors with the interests of shareholders. The Board reviews Directors’ compensation on an annual basis through an analysis of the proxy circulars of other oil and gas companies together with a review of Director compensation surveys performed by third parties, to ensure that the composition is appropriate and that total compensation is competitive.

ARC’s Directors, with the exception of Management Directors, receive both cash and equity-based compensation in the form of annual retainers for Board and Committee membership and equity-based awards in the form of Deferred Share Units (“DSUs”).

Directors receive DSUs valued at approximately 125% of their annual total Board and Committee retainer. Directors may elect to receive DSUs rather than cash for the retainer component of their fees and as a result, a Director may receive up to 100% of total compensation in the form of DSUs. DSUs vest immediately upon grant but cannot be redeemed until the holder ceases to be a Director. For additional information on the DSU Plan and the terms of the DSUs, see Schedule H to this Information Circular.

The payment of Board and Committee retainers and granting of DSUs occurs on a quarterly basis.

BOARD AND COMMITTEE RETAINERS

During 2012, the Board approved an increase to the Committee member retainer and to the Committee Chair retainer, other than the Audit Committee Chair retainer and the Human Resources and Compensation Committee (“HRCC”) Chair retainer. The increase was approved following a peer review to ensure competitiveness of total Director compensation. The following table outlines the Board and Committee retainer fee schedule for 2012 before and after the retainer fee increase.

2012 Directors Fees	January - July 2012	August - December 2012
Board Chair Retainer	$155,000	$155,000
Vice Chair Retainer	$90,000	$90,000
Board Member Retainer	$55,000	$55,000
Audit Committee Chair	$25,000	$25,000
Human Resources and Compensation Committee Chair	$17,500	$17,500
Other Committee Chair	$7,500	$12,500
Committee Member	$7,500	$10,000

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EQUITY BASED COMPENSATION

ARC believes that equity based compensation for Directors provides for greater alignment of the interests of Directors and shareholders. ARC’s Directors receive equity based compensation in the form of DSUs which are notional shares granted to the Director and are linked directly to the share price performance from grant date to the date on which the DSUs are redeemed. DSUs vest immediately upon grant but cannot be redeemed until the holder ceases to be a Director. In addition, each time that dividends are paid on the Common Shares, the number of DSUs in the Directors’ DSU account is increased to reflect the value of dividends that are paid on the notional underlying Common Shares.

Approximately 55% of non-Executive Directors' total compensation is paid through the issuance of DSUs. The remaining 45% of Directors' total compensation is paid in cash subject to a Director's right to elect to increase the percentage of DSUs (and reduce the percentage of cash) that they receive up to 100% of their compensation. The number of DSUs awarded is calculated by dividing the value of the awards by the weighted average trading price of the Common Shares on the TSX for the five trading days prior to the date of grant. On the date that a holder of DSUs ceases to be a Director of ARC, he or she has until December 1 in the calendar year following the date on which the holder ceases to be a Director to redeem his or her awards in exchange for a cash payment equal to the number of DSUs held multiplied by the weighted average trading price of the Common Shares on the TSX for the five trading days prior to the date of settlement.

Commencing in 2011, non-Management Directors no longer participate in the RSU and PSU Plan although certain Directors continue to hold Restricted Share Units ("RSUs”) that were granted under the RSU and PSU Plan prior to 2011 and which have not yet vested.

Non-Management Directors are not eligible to receive stock options.

TOTAL DIRECTOR COMPENSATION

The following table details total compensation including retainer fees and equity based compensation paid to each Director, excluding Management Directors, during 2012.

								Portion of total
			Committee				Portion of total	compensation
		Committee	Member	Total Retainer	Additional	Total	compensation	taken as
Director	Board Retainer	Chair Retainer	Retainer	Fees Earned	Compensation(1)	Compensation(2)	taken as Cash	DSUs(3)
Van Wielingen	$155,000	$-	$25,625	$180,625	$225,803	$406,428	$-	$406,428
DeBoni	$90,000	$9,583	$25,625	$125,208	$156,553	$281,761	$-	$281,761
Dyment	$55,000	$16,146	$25,625	$96,771	$120,938	$217,709	$97,910	$119,799
Hearn	$55,000	$10,938	$17,188	$83,126	$103,890	$187,016	$84,133	$102,883
Houck	$55,000	$9,583	$25,625	$90,208	$112,735	$202,943	$70,995	$131,948
Kanovsky(4)	$20,625	$2,813	$8,438	$31,876	$39,843	$71,719	$32,269	$39,450
Kvisle	$55,000	$2,813	$20,000	$77,813	$97,309	$175,122	$-	$175,122
O'Neill	$55,000	$15,625	$17,083	$87,708	$109,626	$197,334	$49,292	$148,042
Pinder	$55,000	$13,333	$25,625	$93,958	$117,476	$211,434	$-	$211,434
Total	$595,625	$80,834	$190,834	$867,293	$1,084,173	$1,951,466	$334,599	$1,616,867

(1)	This amount is equal to approximately 125% of the amount of Total Retainer Fees Earned, and must be taken as DSUs.
(2)	Approximately 55% of a Director's Total Compensation is paid in DSU’s, the remaining portion of approximately 45% may be paid in cash or the Director may elect to increase the percentage of DSUs.
(3)	During 2012, DSUs were granted on each of March 31, June 30, September 30 and December 31 and the grant date prices for DSUs which were granted on such dates were $23.46, $21.35, $23.83 and $23.88, respectively.
(4)	Mr. Kanovsky retired from the Board on May 15, 2012.

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EQUITY BASED AWARDS – OUTSTANDING AND VESTED DURING 2012

The following table sets forth information in respect of the DSU and RSU awards to Directors, other than Management Directors, which were outstanding as at December 31, 2012 and in respect of the value of RSU awards to such Directors which vested during the year ended December 31, 2012.

	Share based awards outstanding as at December 31, 2012(1)				Share based awards vested in 2012(1)
		Estimated Payout		Estimated Payout
Name	Number of DSUs	Value of DSUs(2)	Number of RSUs	Value of RSUs(3)	Number of RSUs	Value of RSUs(4)
Van Wielingen	35,386	$864,834	3,834	$93,703	9,407	$224,191
DeBoni	24,219	$591,912	2,516	$61,491	6,147	$146,495
Dyment	10,833	$264,759	2,121	$51,837	5,161	$122,991
Hearn(5)	6,115	$149,451	-	$-	-	$-
Houck	11,246	$274,852	1,727	$42,208	4,176	$99,515
Kanovsky(6)	6,400	$156,416	1,727	$42,208	4,176	$99,515
Kvisle	14,594	$356,677	1,455	$35,560	2,497	$59,220
O'Neill	11,669	$285,190	1,446	$35,340	2,394	$56,773
Pinder	18,668	$456,246	1,953	$47,731	4,739	$112,918

(1)	Excludes Mr. Dielwart as he was a Management Director in 2012.
(2)	Calculated based on the closing price of the Common Shares on December 31, 2012 of $24.44 multiplied by the number of DSUs on such date. DSUs vest immediately upon grant but cannot be redeemed until death or retirement of the Director.
(3)	Calculated based on the closing price of the Common Shares on December 31, 2012 of $24.44 multiplied by the number of RSUs on such date, adjusted to reflect cash dividends (distributions prior to 2011) on the underlying Common Shares (Trust Units prior to 2011) for the period from the grant date to December 31, 2012. Represents unvested RSU balance.
(4)	Calculated based on the closing price of the Common Shares on the five days prior to the vesting date ($24.03 on March 15, 2012 and $23.60 on September 15, 2012) multiplied by the number of RSUs adjusted to reflect cash dividends (distributions prior to 2011) on the underlying Common Shares (Trust Units prior to 2011) from the grant date to the vesting date. Represents actual payout for RSU’s which vested during 2012.
(5)	Mr. Hearn became a Director on June 22, 2011.
(6)	Mr. Kanovsky retired from the Board effective May 15, 2012.

SHARE OWNERSHIP REQUIREMENTS

In order to align the interests of Directors with those of the shareholders, each non-Management Director is required to own a minimum of 20,000 Common Shares or share equivalents of the Corporation after having been on the Board for five years. A minimum of 10,000 Common Shares or share equivalents must be held after three years on the Board. The Board of Directors considered an ownership requirement based on a multiple of fees received but determined that setting a numeric threshold of 20,000 Common Shares or share equivalents, that at the time was approximately equal to three times fees for the Chairman of the Board and in excess of four times fees for other Board members, was appropriate. As at December 31, 2012, and as outlined in the following page, all non-Management Directors meet or exceed the minimum share ownership requirement. Management Directors have a separate share ownership requirements.

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					Total			Total Market
				Total	Market value			value of
				Common	of Common		Total Common	Common
				Shares and	Shares and		Shares and	Shares and		Meets
				share	share		share	share	Value at risk	Minimum
	Year Ended			equivalents	equivalents		equivalents	equivalents	as multiple of	Share
	December 31,	Common		excluding	excluding		including	including	Retainer Fees	Ownership
Director	2012 and 2011	Shares	DSUs(1)	RSUs	RSUs(2)	RSUs(1)	RSUs	RSUs(2)	paid(3)	Guidelines(3)
	2012	818,440	35,386	853,826	$20,867,507	3,834	857,660	$20,961,210	116	Yes
Van Wielingen	2011	818,440	16,640	835,080	$20,960,508	12,821	847,901	$21,282,315	120	Yes
	2012	102,300	24,219	126,519	$3,092,124	2,516	129,035	$3,153,615	25	Yes
DeBoni	2011	92,300	11,251	103,551	$2,599,130	8,388	111,939	$2,809,669	23	Yes
	2012	57,187	10,833	68,020	$1,662,409	2,121	70,141	$1,714,246	18	Yes
Dyment	2011	57,187	5,285	62,472	$1,568,047	7,051	69,523	$1,745,027	17	Yes
	2012	61,850	6,115	67,965	$1,661,065	0	67,965	$1,661,065	20	Yes
Hearn	2011	51,850	1,539	53,389	$1,340,064	0	53,389	$1,340,064	24	Yes
	2012	19,380	11,246	30,626	$748,499	1,727	32,353	$790,707	9	Yes
Houck	2011	17,134	5,181	22,315	$560,107	5,715	28,030	$703,553	8	Yes
	2012	28,000	14,594	42,594	$1,040,997	1,455	44,049	$1,076,558	14	Yes
Kvisle	2011	25,000	6,564	31,564	$792,256	3,801	35,365	$887,662	13	Yes
	2012	16,057	11,669	27,726	$677,623	1,446	29,172	$712,964	8	Yes
O'Neill	2011	13,718	4,923	18,641	$467,889	3,692	22,333	$560,558	8	Yes
	2012	50,687	18,668	69,355	$1,695,036	1,953	71,308	$1,742,768	19	Yes
Pinder	2011	43,282	8,907	52,189	$1,309,944	6,478	58,667	$1,472,542	16	Yes

(1)	The number of DSUs reflect dividends paid on Common Shares to December 31, 2012 or 2011, as applicable, and the number of RSUs has been adjusted to reflect such dividends.
(2)	Value based on closing share price of Common Shares of $24.44 at December 31, 2012 ($25.10 at December 31, 2011).
(3)	Based on total market value of Common Shares and share equivalents including DSUs and RSUs.

CORPORATE GOVERNANCE DISCLOSURE

National Instrument 58-101 entitled Disclosure of Corporate Governance Practices ("NI 58-101") requires that if Management of an issuer solicits proxies from its security holders for the purpose of electing Directors that certain prescribed disclosure respecting corporate governance matters be included in its Management Information Circular. The TSX also requires listed companies to provide, on an annual basis, the corporate governance disclosure which is prescribed by NI 58-101. The prescribed corporate governance disclosure for the Corporation is that contained in Form 58-101F1 which is attached to NI 58-101 ("Form 58-101F1 Disclosure").

ABOUT THE BOARD

The Board is responsible for the stewardship of ARC with oversight in several key areas including vision, strategy and leadership, risk management, succession planning, and corporate governance practices. The Board’s duties are set out in the Board Mandate which is reviewed each year and found in Schedule B.

The Board of Directors, in part, performs its mandated responsibilities through the activities of its six Committees outlined below. Each of the six Committees has their own mandate which is reviewed and approved each year. The Committees are comprised entirely of Independent Directors. The Board of Directors has determined that none of the Directors who serve on its Committees has a material relationship with ARC that could reasonably interfere with the exercise of a Director’s independent judgment.

Audit Committee	Health, Safety and Environment Committee(3)
Human Resources and Compensation Committee(1)	Reserves Committee
Policy and Board Governance Committee(2)	Risk Committee

(1)	Referred to as “HRC Committee” or “HRCC”.
(2)	Referred to as “Governance Committee”.
(3)	Referred to as “HSE Committee”.

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The Board of Directors holds regularly scheduled meetings at least quarterly to perform its responsibilities. The Board of Directors and members of Management hold strategic planning sessions at least annually and revisit strategic planning at each quarterly meeting of the Board of Directors. Significant operational decisions and all decisions relating to the following are made by the Board of Directors:

•	the acquisition and disposition of properties for a purchase price or proceeds in excess of an amount established by the Board of Directors from time-to-time;
•	the approval of capital expenditure budgets
•	the establishment of credit facilities
•	issuances of additional Common Shares
•	the determination of the amount of dividends paid on Common Shares

The Board of Directors and the Policy and Board Governance Committee have developed position descriptions for the Chair of the Board and the Chief Executive Officer with a view of ensuring that the Board of Directors can operate efficiently on a fully informed basis independent of Management. As such, the Chief Executive Officer reports directly to the Board of Directors. The Chair of the Board is an Independent Director and, in conjunction with the Vice-Chair, is responsible for managing the affairs of the Board and its Committees, including ensuring the Board of Directors is organized properly, functions effectively and independently of Management and meets its obligations and responsibilities.

The Board of Directors takes responsibility for senior Officer succession planning and specifically, succession planning for the CEO. Succession planning is an agenda item at all quarterly Human Resources and Compensation Committee meetings where the President and CEO provides regular updates on the progression and development of individual Executives. Succession planning is frequently a part of the Board agenda and in-camera discussions and is discussed formally at least on an annual basis. At these sessions, the Board of Directors and the President and CEO discuss succession plans and candidates for all senior Officer positions, including the CEO role. During 2012, ARC had a successful CEO succession with Mr. Dielwart, who had been CEO since 2001, retiring and long-time ARC employee, and then current President and COO, Mr. Stadnyk, being appointed to the role of President and CEO effective January 1, 2013. Mr. Stadnyk was appointed to the position of President of the Corporation in 2009 and the Board had been preparing Mr. Stadnyk for his promotion to CEO of the Corporation for a number of years.

The Board of Directors and its Committees have access to senior Management on a regular basis as Mr. Stadnyk, the President and Chief Executive Officer, is a Director and attends all meetings of the Board of Directors and its Committees, along with other Executive Officers who are invited to attend Directors meetings and Committee meetings to provide necessary information to facilitate decision making activities.

The Charter of the Board of Directors and the Mandate of the Board of Directors are attached as Schedules A and B, respectively, and describe in more detail the general duties of the Board, its composition and retirement policies and other matters.

DIRECTOR INDEPENDENCE

The Board of Directors has determined that a majority of the Directors (seven of the nine Directors) standing for election are considered to be independent within the meaning of NI 58-101 (“Independent”), which prescribes that such Director is Independent if he or she has no material relationship with the Corporation. A material relationship is a relationship which could in the view of the Board of Directors be reasonably expected to interfere with the exercise of a member’s independent judgment.

The Board of Directors has determined that all of its current Directors, with the exception of John Dielwart and Myron Stadnyk, are Independent. John Dielwart retired as Chief Executive Officer of the Corporation on January 1, 2013 and is not considered to be Independent. Myron Stadnyk is the President and Chief Executive Officer of the Corporation and is not Independent.

ARC Resources Ltd. | 2013 | Information Circular	25

INDEPENDENCE OF BOARD CHAIR

The Board of Directors has determined that the Chair of the Board, Mac Van Wielingen, is an Independent Director within the meaning of NI 58-101. The Board of Directors, in conjunction with the Policy and Board Governance Committee and Mr. Van Wielingen, has developed broad terms of reference for the Chair of the Board of Directors which includes managing and developing a more effective Board, ensuring that such Board of Directors can function independently of Management and working with Management to monitor and influence strategic Management and shareholder and other party relations.

The Board of Directors has also determined that the current Vice-Chair, Walter DeBoni, is an Independent Director within the meaning of NI 58-101. Mr. DeBoni will be retiring from the Board in May 2013. In general terms the Vice-Chair, at the request of the Chair, assists the Chair in managing the affairs of the Board of Directors and its Committees including assisting the Chair in ensuring the Board of Directors is organized properly, functions effectively and meets its obligations and responsibilities.

INTERLOCKING BOARDS

The Board’s charter does not specifically prohibit interlocking Board positions. The Board prefers to examine each situation on its own merits with a view to examine material relationships which may affect independence. The only interlocking Board membership among our Directors as at March 20, 2013 is outlined below.

Company	Director	Committee Membership
WesternZagros	Fred J. Dyment	Audit
Resources Ltd.		Health, Safety, Environment and Security

	James C. Houck	Compensation
Governance (Chair)

The Board has determined that the above common Board membership does not impair the ability of these Directors to exercise independent judgment as a member of our Board of Directors.

COMMITTEE COMPOSITION

There are six Committees of the Board of Directors, all of which are comprised of Independent Directors. During 2012, in response to the retirement of one Director, and in recognition of increasing responsibilities and time commitments of Directors, certain changes were made to the composition of the Committees of the Board of Directors. The following table outlines the composition of the Board Committees as at January 1, 2013.

Name of Director	Audit	HRCC	Governance	HSE	Reserves	Risk
Management Directors (Non-Independent)
Stadnyk
Non-Independent Directors
Dielwart
Independent Directors
Van Wielingen		√	√			√
DeBoni	√			Chair	√
Dyment	√				√	Chair
Hearn		Chair	√	√
Houck	√			√	Chair
Kvisle			√			√
O'Neill	Chair	√
Pinder		√	Chair		√

26	ARC Resources Ltd. | 2013 | Information Circular

BOARD AND COMMITTEE MEETING ATTENDANCE

Directors are expected to attend the annual shareholder meeting as well as Board meetings and the meetings of the Committees of which they are a member. At a minimum, Directors are expected to attend at least 75% of such Board and Committee meetings held in the year. Directors are welcome to attend all Committee meetings regardless of membership.

During 2012, total Director attendance at Board and Committee meetings was 96% as outlined below.

								Total Board
								and
	Board							Committee
	Meeting							Meeting
Director	Attendance	Audit	HRCC	Governance	HSE	Reserves	Risk	Attendance
Van Wielingen	9 of 9		6 of 6	5 of 5			5 of 5	100%
DeBoni	9 of 9	5 of 5		3 of 3	2 of 2		5 of 5	100%
Dielwart(1)	9 of 9							100%
Dyment	7 of 9	5 of 5				4 of 4	5 of 5	91%
Hearn	9 of 9		4 of 4	2 of 2	2 of 2			100%
Houck	9 of 9	5 of 5			4 of 4	4 of 4		100%
Kanovksy(2)	4 of 5			3 of 3		2 of 2	3 of 3	92%
Kvisle	8 of 9			1 of 2	2 of 2	1 of 2	2 of 2	82%
O'Neill	9 of 9	5 of 5	6 of 6					100%
Pinder	8 of 9		6 of 6	5 of 5	2 of 2	2 of 2		96%

(1)	Mr. Dielwart was a Management Director during 2012 and while not a member of any Committees, attended substantially all such Committee meetings.
(2)	Mr. Kanovksy retired from the Board on May 15, 2012.

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BOARD AND COMMITTEE MEETINGS WITHOUT MANAGEMENT

The Independent Directors meet without members of Management at every meeting of the Board of Directors and at every meeting of all Committees of the Board of Directors.

COMMITTEE MANDATES AND RESPONSIBILITIES

Each Committee has a Board approved mandate which outlines the roles and responsibilities of the Committee as outlined below.

Audit Committee
All members of the Audit Committee are independent and financially literate.
	•	Kathleen O’Neill (Chair)
Current Members	•	Walter DeBoni
	•	Fred J. Dyment
	•	James C. Houck
Membership Changes during 2012	The members of the Audit Committee remained the same throughout 2012, however, there was a change to the Audit Committee Chair during 2012.
Oversight on behalf of the Board of Directors for the following:
	•	Adequacy of internal controls and processes over financial reporting
	•	Review of annual and quarterly financial statements
	•	Review of financial information included in prospectuses, MD&A, Information Circular, AIF and financial press releases
Mandate	•	Review terms of engagement of external auditors and conduct of external audit
	•	Review and approval of all audit and non-audit services performed by the external auditor
	•	Compliance with legal and regulatory requirements
There were no changes to the mandate of the Audit Committee during the year ended December 31, 2012.

For more information relating to the background of the Audit Committee members, see "Director Nominees”.

The Audit Committee pre-approves all audit and non-audit services performed by the Corporation’s external auditor. The aggregate fees billed by the Corporation’s external auditor for audit services in 2012 and 2011 are summarized below.

	Billed in 2012	Billed in 2011
Audit fees	$864,318	$982,478
Audit-related fees(1)	69,291	69,892
Total Audit and Audit-related fees	$933,609	$1,052,370
Non-audit fees(2)	-	-
Other fees(3)	16,329	16,241
Total Fees	$949,938	$1,068,611

(1)	The aggregate fees billed by our external auditor for assurance and related services that are reasonably related to the performance of the audit or review of the financial statements but which are not included in audit services fees.
(2)	There were no fees for non-audit services in 2011 and 2012.
(3)	The assessment fee billed by The Canadian Public Accountability Board.

28	ARC Resources Ltd. | 2013 | Information Circular

Human Resources and Compensation Committee

All members of the Human Resources and Compensation Committee are independent.

	•	Timothy J. Hearn (Chair)

	•	Mac H. Van Wielingen
Current Members
	•	Kathleen M. O’Neill

	•	Herbert C. Pinder, Jr.

Incoming members

Membership Changes	• Timothy J. Hearn
during 2012
There was a change to the Human Resources and Compensation Committee Chair during 2012.

Oversight on behalf of the Board of Directors for the following:

	•	Review of compensation, including cash compensation consisting of salary and bonuses, and the number of PSUs and RSUs and Options awarded for all staff including the Officers of the Corporation but excluding the CEO

	•	Review of human resource policies and programs, performance management, benefit programs, resignations and terminations, training and development, succession planning and organizational planning and design

Mandate	•	Review of Employment contracts or other major agreements for employees

	•	Annual performance review of the CEO, and review of the CEO’s appraisal of Officers’ performance

	•	The Committee reviews and provides recommendations to the Board of Directors on the compensation for the CEO

There were no changes to the mandate of the Human Resources and Compensation Committee during the year ended December 31, 2012.

See “Compensation Discussion and Analysis” in this Information Circular for more information in relation to the role of the HRCC in determining Executive Compensation.

In addition to the background information on the members of the Human Resources and Compensation Committee provided under “Director Nominees”, the following provides a summary of the human resources and executive compensation experience of each member of the Committee.

Timothy J. Hearn (Chair) - Mr. Hearn has extensive leadership experience in human resources management, compensation and executive development from both a business leadership position and human resource function management. He was ExxonMobil’s Vice President of Human Resources for five years where he was responsible for all aspects of the function globally. He culminated his career as Chief Executive Officer (CEO) of Imperial Oil Ltd. where the Vice-President of Human Resources reported directly to him and provided the overall strategic direction of the human resources function. Mr. Hearn has also served on the Compensation Committee of another public company’s Board.

Kathleen M. O’Neill - Ms. O'Neill is an FCA (Fellow of Institute of Chartered Accountants) and has an ICD.D designation from the Institute of Corporate Directors. She is an experienced Director and has been a member of several Human Resources and Compensation Committees including, currently, Finning International Inc. and ARC Resources. Ms. O’Neill has a solid background in human resources management from her previous business leadership career as an Executive Vice-President for the Bank of Montreal (BMO) Financial Group.

ARC Resources Ltd. | 2013 | Information Circular	29

Herbert C. Pinder, Jr. – Mr. Pinder has more than 25 years as a Corporate Director, comprising roughly 30 Boards with at least half of those as a member of the Compensation Committee (often as the Chair) and Governance Committee (often as the Chair). Over time, Mr. Pinder has developed expertise and has kept current as a practitioner including having attended a Seminar at Harvard Business School Entitled “Compensation Committees: New Challenges, New Solutions”. Mr. Pinder has been a member of the Human Resources and Compensation Committee since joining the Board in January, 2006 and was the Chair of the Committee from 2009 to 2012.

Mac H. Van Wielingen – Mr. Van Wielingen has extensive human resource development experience with a particular focus on lead- ership and organizational development. He is currently the Chair of the Strategic Advisory Board for the Canadian Centre for Ad- vanced Leadership in Business at the University of Calgary. Mr. Van Wielingen has been a member of the Human Resources and Compensation Committees of numerous Boards and is currently Chair of the Human Resources and Compensation Committee at the Alberta Investment Management Corporation.

Policy and Board Governance Committee

All members of the Policy and Board Governance Committee are independent.

	•	Herbert C. Pinder, Jr. (Chair)

Current Members	•	Mac H. Van Wielingen

	•	Timothy J. Hearn

	•	Harold N. Kvisle

Incoming members

	•	Harold N. Kvisle

Membership Changes	Departing members
during 2012
	•	Michael Kanovsky (retired)

There was a change to the Policy and Board Governance Committee Chair during 2012.

Oversight on behalf of the Board of Directors for the following:

	•	Review and assess effectiveness of the Board and Committees and individual members

	•	Develop and review of the Corporation’s approach and procedures in relation to Governance matters

Mandate	•	Review and recommendation of procedures to ensure the Board acts independently of Management

	•	Review of member competencies and skills to identify and recommend new Director nominees

	•	Review of the Board and individual member effectiveness and performance through annual assessment

There were no changes to the mandate of the Policy and Board Governance Committee during the year ended December 31, 2012.

30	ARC Resources Ltd. | 2013 | Information Circular

Health, Safety and Environment Committee

All members of the Health, Safety and Environment Committee are independent.

	•	Walter DeBoni (Chair)
Current Members
	•	Timothy J. Hearn

	•	James C. Houck

Incoming members

	•	Walter DeBoni

	•	Timothy J. Hearn

Membership Changes	Departing members
during 2012
	•	Harold N. Kvisle

	•	Herbert C. Pinder, Jr.

There was a change to the Health, Safety and Environment Committee Chair during 2012.

Oversight on behalf of the Board of Directors for the following:

	•	Review of performance with respect to health, safety and environmental programs and activities

Mandate	•	Review and recommend development and implementation of standards and policies with respect to health, safety and environment

	•	Compliance with legal and regulatory requirements

The mandate of the Health, Safety and Environment Committee was amended during the year ended December 31, 2012 to reflect an emphasis on operational excellence in operations.

Reserves Committee

All members of the Reserves Committee are independent.

	•	James C. Houck (Chair)
Current Members
	•	Walter DeBoni

	•	Fred J. Dyment

	•	Herbert C. Pinder, Jr.

Incoming members

	•	Walter DeBoni

Membership Changes	•	Herbert C. Pinder, Jr.
during 2012
Departing members

	•	Michael Kanovsky (retired)

Oversight on behalf of the Board of Directors for the following:

	•	Review terms of engagement of independent reserve evaluation and conduct of reserve evaluation

Mandate	•	Review of qualifications, experience and reserve evaluation approach of the independent engineering firm performing the reserve evaluation

	•	Review of annual independent engineering reports

	•	Review of reserves data and other information specified in National Instrument 51-101

	•	Review of reserve report and reserves information included in the prospectuses and AIF

There were no changes to the mandate of the Reserves Committee during the year ended December 31, 2012.

ARC Resources Ltd. | 2013 | Information Circular	31

Risk Committee

The Risk Committee was formed in February 2008 to assist the Board of Directors in meeting its responsibilities to generally review the principal business, financial and other risks of the Corporation and to ascertain the allocation of responsibility of the Board of Directors, the Risk Committee or other Committee for review of such risks. The Risk Committee assumes primary responsibility for review of risk assessment and risk management relating to hedging, credit and insurance and the consideration of such matters in light of current risk management policies in place from time-to-time.

All members of the Policy and Board Governance Committee are independent.

Current Members	•	Fred J. Dyment (Chair)

	•	Mac H. Van Wielingen

	•	Harold N. Kvisle

Incoming members

	•	Harold N. Kvisle

Membership Changes	Departing members
during 2012
	•	Michael Kanovsky (retired)

	•	Walter DeBoni

There was a change to the Risk Committee Chair during 2012.

Oversight on behalf of the Board of Directors for the following:

	•	Identify and review principal business risks of the Corporation, including detailed annual review of business risk matrix document, and the actions taken by the Corporation to mitigate the risks

	•	Identify and review the principal financial risks of the Corporation, including but not limited to changes in commodity prices, interest rates, foreign currency exchange rates and counterparty credit and the actions taken by the Corporation to mitigate these risks

	•	Ensure all business risks, both financial and operational, are monitored by the appropriate Board Committee

Mandate	•	Review of hedging mandate and policy to ensure compliance with strategic objectives

	•	Review of counterparty credit policy for both financial and physical contracts to ensure compliance with strategic objectives

	•	Review of Directors and Officers insurance policy

There were no changes to the mandate of the Risk Committee during the year ended December 31, 2012.

BOARD CHAIR, COMMITTEE CHAIR AND CEO POSITION DESCRIPTIONS

The Board of Directors has developed written position descriptions for the Chair of the Board of Directors and the Chair of each Committee of the Board of Directors. In conjunction with the CEO, the Board of Directors has developed a written position description for the CEO. The position descriptions for the Board Chair, Committee Chairs and CEO are available on the Corporation’s website under the Corporate Governance section.

DIRECTOR SKILLS AND EXPERIENCE

The Board and the Policy and Board Governance Committee review the experience, qualifications and skills of our Directors each year to ensure that the composition of the Board and Committees and the competencies and skills of the members are in line with those that the Committee considers the Board and respective Committees should possess.

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The Board maintains a skills matrix to identify and evaluate the competencies and skills of the members based on the individual experience and background of each Director. The skills matrix is reviewed and updated each year based on self-assessment by each Director whereby each Director is asked to rate their experience and background in a variety of key subject areas. This data is compiled into a matrix representing the broad Board skills for current Directors. This matrix is maintained to identify areas for strengthening the Board of Directors, if any, and address them through the recruitment of new members.

The following skills matrix outlines the experience and background of, but not necessarily the technical expertise of, the individual Directors based on information provided by such individuals.

		Van Wielingen	DeBoni	Dielwart	Dyment	Hearn	Houck	Kvisle	O’Neill	Pinder	Stadnyk	Total

Enterprise Management	Experience as a President or CEO leading an organization or major business line	√	√	√	√	√	√	√	√	√	√	10

Business Development	Management or Executive experience with responsibility for identifying value creation opportunities	√	√	√	√	√	√	√	√	√	√	10

Financial Literacy	Ability to critically read and analyze financial statements	√	√	√	√	√	√	√	√	√	√	10

Corporate Governance	Understanding the requirements of good corporate governance usually gained through experience as a senior Executive Officer or a Board member of a public organization	√	√	√	√	√	√	√	√	√	√	10

Change Management	Experience leading a major organizational change or managing a significant merger	√	√	√	√	√	√	√	√	√	√	10

Operations	Management or Executive experience with oil and gas operations		√	√	√	√	√	√			√	7

HS&E Management	Understanding of the regulatory environment surrounding workplace health, safety, environment and social responsibility for the oil and gas industry		√	√	√	√	√	√			√	7

Financial Experience	Senior Executive experience in financial accounting and reporting and corporate finance	√	√	√	√	√	√	√	√	√		9

Global Experience	Management or Executive experience in a multi-national organization providing understanding of the challenges faced in different cultural, political or regulatory environments		√		√	√	√	√	√		√	7

Human Resources	Management or Executive experience with responsibility for human resources	√	√	√	√	√	√	√	√	√	√	10

Reserve Evaluation	General experience with or Executive responsibility for oil and gas reserves evaluation		√	√	√	√	√	√			√	7

Risk Evaluation	Management or Executive experience in evaluating and managing the variety of risks faced by an organization	√	√	√	√	√	√	√	√	√	√	10

ARC Resources Ltd. | 2013 | Information Circular	33

DIRECTOR ORIENTATION AND CONTINUING EDUCATION

The Board of Directors provides new Directors with access to all background documents of the Corporation, including all corporate records and prior Board materials. They are also provided with relevant information on the industry and the Corporation. New members of the Board of Directors are invited to meet with all Officers of the Corporation for orientation as to the nature and operations of the business and are invited to all meetings of Committees of the Board of Directors, as are all Directors. Field visits to familiarize the new Director with ARC’s operations are arranged as required.

Presentations are made regularly to the Board of Directors and Committees to educate and inform them of changes within the Corporation and on other relevant subjects such as regulatory and industry requirements and standards, capital markets, commodity pricing and corporate governance as summarized below.

•	The Audit Committee receives quarterly presentations on emerging trends and issues in the accounting and audit fields from Management and the external auditor of the Corporation is present at all Audit Committee meetings.

•	The Reserves Committee receives quarterly presentations on operational results and technical and regulatory issues pertaining to reserves evaluation from Management and the independent reserves evaluator is present at a minimum of two Reserves Committee meetings each year.

•	The Policy and Board Governance Committee receives quarterly updates from Burnet, Duckworth & Palmer LLP on material changes in securities regulation and corporate governance matters. Management provides regular updates on corporate governance “best practices” from third party publications.

•	The Health, Safety and Environment Committee receives quarterly updates on new legislation or regulations relating to health, safety and environmental matters from Management.

•	The Risk Committee receives quarterly updates on the macro-economy and the outlook for crude oil, natural gas liquids and natural gas prices, and updates on issues relating to commodities marketing and infrastructure from Management.

•	The Human Resources and Compensation Committee receives regular updates on compensation programs and trends, recruitment and leadership development from Management.

The Directors attend an annual strategy session with Management. At the 2012 strategy session, an independent industry specialist gave a presentation on the natural gas market and outlook to the Directors and Management. Management invites all Directors to attend presentations on a variety of topics presented by leading economists and commodity and currency specialists. Directors are invited to attend meetings of other Committees of the Board of Directors, in particular presentations on specific issues that may be beneficial to all Directors.

The Policy and Board Governance Committee reviews information on available external educational opportunities and ensures that Directors are aware of the opportunities. The Corporation has approved a policy of paying for any educational courses for any members of the Board of Directors relating to corporate governance, financial literacy or related matters. The Corporation also pays for membership dues for each of the Directors in an appropriate organization that provides relevant publications and educational opportunities. Individual Directors attend seminars and presentations and read publications from public accounting firms, legal firms, oil and gas research analysts, and various chapters of the Institute of Corporate Directors.

34	ARC Resources Ltd. | 2013 | Information Circular

During 2012, the Directors attended the following presentations and events:

Date	Topic	Host/Presenter	Attended by

January 2012	Regulatory Update – Oil and Gas Disclosures	Terry Anderson, Senior Vice President Engineering and Land	Dyment, DeBoni, Kanovsky, Kvisle, Houck, O'Neill, Van Wielingen

February 2012	Corporate Governance Update - Governance Rankings (Publications: Globe and Mail "Board Games" and University of Toronto Clarkson Centre for Board Effectiveness "Board Shareholder Confidence Index")	David Carey, Senior Vice President Capital Markets	DeBoni, Kvisle, Kanovsky, Pinder, Van Wielingen

February 2012	Corporate Governance Update - New Executive Compensation Disclosure Rules	Burnet, Duckworth & Palmer LLP	DeBoni, Kvisle, Kanovsky, Pinder, Van Wielingen

March 2012	Corporate Board Governance and Director Compensation in Canada	Korn/Ferry International in partnership with Patrick O'Callaghan and Associates	Houck

March 2012	Engineering and Construction Conference (Speaker and Panelist)	TD Securities	Houck

April 2012	Audit Committees - Today and Tomorrow	PwC Connect	O'Neill

April 2012	The Great Revival of North American Oil	Daniel Yergin, Cambridge Consultants	Stadnyk

May 2012	Corporate Governance Update - Board Trends and Practices (Publications: Korn/Ferry International "Corporate Board Governance and Director Compensation in Canada ", Spencer Stuart "Board Trends and Practices of Leading Canadian Companies")	David Carey, Senior Vice President Capital Markets	DeBoni, Kanovsky, Pinder, Van Wielingen

May 2012	Corporate Governance Update (Publication: Canadian Spencer Stuart "Minding the Gap: The Shift to High Performing Boards")	David Carey, Senior Vice President Capital Markets	DeBoni, Kanovsky, Pinder, Van Wielingen

May 2012	Harvard Business School Faculty Presentations	Harvard Business School	Stadnyk

May 2012	FirstEnergy - Energy Market Update	FirstEnergy Capital Corp.	Stadnyk

May 2012	Integral Leadership Conference - Evolvement and Transformation of Leadership through theory, action and application	Integral Leadership Collaboration	Van Wielingen

May 2012	ICD National Conference - Sustainable Development	Institute of Corporate Directors (ICD)	Houck, O'Neill

June 2012	PSAC Discussion Panel and Industry Outlook	Petroleum Services Association of Canada (PSAC)	Stadnyk

June 2012	Vaughn Palmer - Politics, Power and Petroleum in B.C.	Vaughn Palmer	Stadnyk

June 2012	Morgan Stanley - Views and Perspectives on Energy Commodity Markets	Morgan Stanley	Stadnyk

June 2012	Market Fundaments and Commodity Price Outlook	Peter Tertzakian, Chief Energy Economist, ARC Financial Corporation; Van Dafoe, Senior Vice President Finance	All Directors

May, June 2012	ICD Certification Examiner	Institute of Corporate Directors (ICD)	O'Neill

September 2012	Future of Corporate Reform Conference - Current Trends in Corporate Governance	GMI Ratings	Van Wielingen

September 2012	Global Macro Environment and Commodity Outlook	BCA Research Investment Conference	Van Wielingen

September 2012	Liquid Natural Gas Producer-Consumer Conference - Energy Trade and Investment	Minister of Natural Resources, Government of Canada	Dielwart

September 2012	Enterprise Risk Management Seminar	Ernst & Young	O'Neill

October 2012	Development of Capacities and Skills for Emerging Leaders (Presenter and Attendee)	Global Institute of Leadership Development	Van Wielingen

October 2012	Say on Pay Emerging Trends and ISS Risk Metrics Guidelines for CEO pay	Terry Gill, Senior Vice President Corporate Services	Hearn, O'Neill, Pinder, Van Wielingen

November 2012	Corporate Governance - Legal and Regulatory Update	Burnet, Duckworth & Palmer LLP	DeBoni, Hearn, Kvisle, Van Wielingen

November 2012	NGL and Natural Gas Infrastructure Overview	Van Dafoe, Senior Vice President Finance	DeBoni, Dyment, Kvisle, O'Neill, Pinder, Van Wielingen

November 2012	Audit Committee Effectiveness	Institute of Corporate Directors (ICD)	O'Neill

November 2012	Executive Compensation	Hugessen Consulting	O'Neill

November 2012	Executive and Director Compensation (Speaker and Panelist)	Institute of Corporate Directors (ICD)	O'Neill

November 2012	Audit Quality Symposium (Speaker and Panelist - O'Neill)	Canadian Institute of Chartered Accountants and Canadian Public Accountability Board (CICA & CPAB)	Houck, O'Neill

December 2012	Issues in the Oil and Gas Sector	Deloitte LLP	O'Neill

ARC Resources Ltd. | 2013 | Information Circular	35

Date	Topic	Host/Presenter	Attended by

Quarterly 2012	Market Outlook	Van Dafoe, Senior Vice President Finance	Risk Committee Members

Quarterly 2012	Accounting Regulatory Update	Steve Sinclair, Senior Vice President and CFO	Audit Committee Members

Quarterly 2012	HSE Regulatory/Industry Update	Cam Kramer, Senior Vice President and COO	Health, Safety and Environment Committee Members

Quarterly 2012	Market Fundamentals	Van Dafoe, Senior Vice President Finance	All Directors

Various Dates 2012	Enhancing Audit Quality - Steering Committee (Steering Committee Member)	Canadian Institute of Chartered Accountants and Canadian Public Accountability Board (CICA & CPBA)	O'Neill

Various Dates 2012	CAPP Board of Governors	Canadian Association of Petroleum Producers (CAPP)	Stadnyk

Various Dates 2012	CAPP Audit Policy Group	Canadian Association of Petroleum Producers (CAPP)	Stadnyk

Various Dates 2012	CAPP B.C. Executive Policy Group	Canadian Association of Petroleum Producers (CAPP)	Stadnyk

Various Dates 2012	Transition to IFRS	Royal Bank of Canada	Hearn

NOMINATION OF NEW DIRECTORS

The Policy and Board Governance Committee reviews the makeup of the Board and Committees annually and is responsible for identifying and recommending to the Board of Directors new candidates to the Board of Directors. The Committee considers the skills, experience, strengths, knowledge and constitution of the members of the Board of Directors and the Committee’s perception of the needs of the Corporation. Some of the key competencies that the Corporation believes Directors should have are: corporate executive experience, oil and gas operational experience, financial acumen, and knowledge in the areas of compensation, governance and health, safety and environment. Character and behavioral qualities including credibility, integrity and communication skills are also important attributes taken into account when recruiting new Directors.

The Policy and Board Governance Committee considers the skills set of the Board of Directors when considering new candidates. On an annual basis, Board members are required to complete a “Skills Matrix” where they rate their knowledge and abilities as outlined in the following areas:

Enterprise Management	Health, Safety and Environment Management

Business Development	Financial Experience

Financial Literacy	Global Experience

Corporate Governance	Human Resources

Change Management	Reserve Evaluation

Operations	Risk Evaluation

The Policy and Board Governance Committee is comprised entirely of Independent Directors and has within its mandate the responsibilities of identifying and recommending to the Board new candidates for appointment or nomination to the Board of Directors. The Committee maintains a list of potential Directors. The Committee also reviews the list of Directors to be nominated for election at the annual meeting of shareholders and recommends such nominees for approval by the Board of Directors.

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BOARD, COMMITTEE AND MEMBER ASSESSMENTS

On an annual basis, the effectiveness of the Board of Directors, the Committees of the Board of Directors and individual Board members are reviewed through a yearly self-assessment and inquiry process. A key component of the process is a four part questionnaire that each member of the Board completes. The first three sections ask the Directors to evaluate the Board of Directors and where appropriate the Committees and Committee Chairs, with regards to Board responsibility, operations and effectiveness. The questionnaire provides quantitative rankings for key questions as well as seeking subjective content and suggestions for improvements in all areas. The data is compiled independently and reviewed by the Chair of the Policy and Board Governance Committee and the Board Chair. The data is compiled and presented in summary form to the Policy and Board Governance Committee for discussion and follow-up as required.

Each year the Directors perform a self-assessment of their work on the Board of Directors and its Committees. The results are compiled and provided to the Board Chair and the Chair of the Policy and Board Governance Committee. Following this review the Vice-Chair of the Board meets with all Directors individually to engage in a full and frank two way discussion on any issues that either wants to raise with an emphasis on maximizing the contribution of each Director to the Board and continually improving the effectiveness of the Board of Directors. At this meeting, Directors may comment on their contribution to the Board as well as the contribution of their peers.

The final piece of the assessment process is the review of the “Skills Matrix” outlining the experience and background of the members of the Board in a variety of key subject areas. This matrix is maintained so that the Board can identify areas for strengthening the Board of Directors, if any, and address them through the recruitment of new members.

ETHICAL BUSINESS CONDUCT

The Board of Directors has adopted a written Code of Business Conduct and Ethics applicable to all members of the Corporation, including Directors, Officers and employees and a Code of Ethics for Senior Financial Officers applicable to all Senior Financial Officers, each of which has been filed on the Corporation’s SEDAR profile at www.sedar.com. Both documents are also available on the Corporation’s website under the Corporate Governance section.

The Code of Business Conduct and Ethics deals with business integrity, accuracy of records and reporting, conflicts of interest, insider trading, protection and proper use of the Corporation’s assets, reporting of illegal or unethical behaviour and other matters. Employees are required to contact the Chair of the Audit Committee in relation to any concerns as to questionable accounting, auditing or financial reporting.

The Policy and Board Governance Committee monitors compliance with the Code of Business Conduct and Ethics through an annual sign off, that is completed by all employees of the Corporation including Senior Management. Employees are asked to confirm that they have read understood and complied with the code and have reported any known violations of the code. The Board of Directors monitors compliance with the Code of Ethics for Senior Financial Officers through the Policy and Board Governance Committee, which requires quarterly certifications by its Senior Financial Officers as to their compliance with the code. In addition, the Corporation has a “whistleblower” policy which provides a procedure for the submission of information by any Director, Officer, employee or external party relating to possible violations of the code. A whistleblower hotline is available as a means of communicating any violation of the code.

In addition, the Corporation conducts a mandatory annual survey entitled “Measuring the Strength of the Workplace” which inquires as to the vision, values and culture of the Corporation with a view of emphasizing and strengthening the culture of trust, integrity, respect and accountability in the workplace. Management reviews the results of the survey with the Board and the Human Resources and Compensation Committee.

There were no material change reports filed since the beginning of the Corporation’s most recently completed financial year pertaining to any conduct of a Director or Executive Officer that constitute a departure from the code.

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MATERIAL INTERESTS

The Corporation is engaged in the oil and gas business. In general, the private investment activities of Directors are not prohibited, however, should an existing investment pose a potential conflict of interest the potential conflict is required to be disclosed to the President and CEO or the Board of Directors.

It is acknowledged that Directors may be Directors or Officers of other entities engaged in the oil and gas business, and that such entities may compete directly or indirectly with the Corporation. Any Director which is a Director or Officer of any entity engaged in the oil and gas business is required to disclose such occurrence to the Board of Directors. Any Director of the Corporation who is actively engaged in the management of, or who owns an investment of 1% or more of the outstanding shares, in public or private entities is required to disclose such holdings to the Board of Directors. In the event that any circumstance should arise as a result of such positions or investments being held or otherwise which in the opinion of the Board of Directors constitutes a conflict of interest which may reasonably affect such person’s ability to act with a view to the best interests of the Corporation, the Board of Directors will take such actions as are reasonably required to resolve such matters with a view to the best interests of the Corporation. Such actions, without limitation, may include excluding such Directors from certain information or activities of the Corporation. The Charter of the Board of Directors also provides that Directors shall give notice to the Chair of the Board of any participation on the Board of any public corporations, that Directors shall not participate in more than four Boards of public corporations without the approval of the Board and that Directors shall not participate on the Board of any publicly listed corporation where such participation may constitute a conflict of interest, without the approval of the Chair of the Board. With the recent appointment of a Board member to the role of President and CEO of a major oil and gas company, the Board has put in place processes and procedures at the start of each Board and Committee meeting whereby a discussion is held and a conscious decision is made as to which parts of the meeting to exclude the Director from, if any, to avoid any possible conflicts of interest.

In accordance with the Business Corporations Act (Alberta), Directors who are a party to or are a Director or an Officer of a corporation who is a party to a material contract or material transaction or a proposed material contract or proposed material transaction are required to disclose the nature and extent of their interest and not to vote on any resolution to approve the contract or transaction. In certain cases an independent Committee may be formed to deliberate on such matters in the absence of the interested party.

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COMPENSATION DISCUSSION AND ANALYSIS

INTRODUCTION

At ARC, we believe that attracting and retaining the best and brightest talent is crucial to our long-term success. Having a competitive compensation program to motivate top talent to continue to sustain top quartile results is one of our core principles. The following section is an explanation of our compensation philosophy and objectives, an overview of the elements of our compensation structure, an explanation of the process that we follow to determine compensation rewards, the assessment of the performance of our Executives in 2012 and other compensation related matters. We have worked hard to structure our compensation programs with a clear focus on pay-for-performance and to align with the interests of ARC’s shareholders. Our compensation programs are designed to motivate Executives to create shareholder value over the long-term. We do this by having approximately 75% of Executive compensation “at risk” and directly linked to the achievement of business results and long-term value creation.

COMPENSATION OVERVIEW

COMPENSATION PHILOSOPHY AND OBJECTIVES

The oil and gas industry is complex and volatile; therefore, it is important that compensation elements are rewarding the appropriate behaviours to ensure that business outcomes are in line with the long-term strategy of ARC and the interests of its shareholders. ARC’s compensation philosophy is to offer total compensation that will attract, motivate and retain employees with the experience and capabilities consistent with realizing the vision of maintaining a leadership position in the oil and gas sector. At ARC, we believe that people are our number one asset.

Specifically, our Executive compensation plans are designed with the following philosophy and objectives in mind:

•	Compensation programs are designed to attract, motivate and retain top caliber Executives to drive the long-term success of the company, and to reward Executives commensurate with their achievements.

•	ARC expects above average performance and initiative, and targets Executives’ total compensation at the 75th percentile of the market median, which represents a balanced, fair and attractive compensation package. For top performance, total compensation can be targeted at the 90th percentile and above.

•	A significant portion of Executive compensation is “at risk” to reinforce behaviours that are aligned with the long-term interests of ARC’s shareholders and our pay-for-performance philosophy.

Executives are rewarded for advancing ARC’s long-term business strategy and for delivering top quartile total shareholder return (“TSR”) relative to its peers. Executive performance measurement is two-fold – the overall performance of the Corporation and the individual performance of each Executive. A significant portion of Executive compensation is variable – paid only when corporate and individual performance objectives are achieved. See “2012 Performance Assessment” for more information.

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ELEMENTS OF EXECUTIVE COMPENSATION

ARC’s total compensation is comprised of base salary, bonus and long-term incentives (RSUs, PSUs and Share Options).

The following chart describes the elements of compensation, their objectives and information related to their timing.

Effective/
Element	Description		Objective	Approval	Payment Date

	Fixed level of cash compensation	•	Market competitive	December	January
Base Salary	targeted at the market 50th		compensation
	percentile	•	Attraction and retention

Cash compensation that rewards
	employees for their contribution and	•	Pay-for-performance
	achievement of short-term business	•	Alignment with ARC’s business	June and	January and July
Bonus	results. Total cash (base salary plus		strategy	December
	bonus) is targeted at the market 75th	•	Encourage superior performance
	percentile. This element is variable	•	Attraction and retention
and “at risk”.

Long-Term Incentives

	A notional share based award that	•	Alignment with the interests of
	rewards employees for creating		ARC’s shareholders		Granting in March
Performance	TSR value relative to a peer group	•	Pay-for-performance	February	and September
Share Units	over a three year period. PSUs cliff	•	Encourage superior medium and	and July	and cliff vesting
	vest after three years and based on		long-term performance		after 3 years
(“PSUs”)	ARC’s relative performance rank,	•	Includes relative performance
	a multiplier (range from 0 to 2) is		component
	applied to the underlying value to	•	Attraction and retention
determine payout.

		•	Alignment with the interests of
ARC’s shareholders

A fully declining strike price option
	that rewards senior employees for	•	Pay-for-performance	June	Vesting occurs
	creating long-term shareholder	•	Alignment with ARC’s long-term
Share Options	value. Vesting occurs 50% in Years		business strategy		50% in Year 4
	4 and 5 and the options expire in	•	Encourage superior long-term		and 5, Expiry in
	Year 7		performance		Year 7
		•	Attraction and retention

	A notional share based award that	•	Alignment with the interests of
Restricted	rewards employees below the		ARC’s shareholders		Granting in March
Share Units	Executive level for creating total			February	and September
	shareholder return (TSR) value over	•	Pay-for-performance	and July	and vesting over 3
(“RSUs”)	a three year period with 1/3 vesting	•	Encourage superior medium and		years
	annually. This element of		long-term performance
compensation was discontinued
	for Executives in 2011.	•	Attraction and retention

Base Salary

Base salaries are grounded on market data (Mercer survey) and proxy data from ARC’s peer group and are targeted at the 50th percentile of the market. Base salaries also take into account each Executive’s job responsibilities and the level of skill and experience required to perform their role. All salaries and subsequent increases are approved by the Human Resources and Compensation Committee (defined earlier in this Information Circular as the “HRCC”) and, where applicable, the Board.

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Bonus

ARC’s bonus program is designed to reward superior short-term performance and for advancing ARC’s long-term strategy. A unique factor of our bonus program is that the payments are made to Executives (and all other employees) twice per year.

In determining bonus awards, consideration is given to both the Executive’s individual performance and the performance of ARC relative to both ARC’s corporate objectives and ARC’s peers. Once a comprehensive review is conducted, the HRCC and, where applicable, the Board determines the appropriate bonus payment to be made to each Executive.

From time-to-time, the HRCC and the Board will recommend a special bonus payment. These special bonuses are intended to recognize significant achievements above expectations that have made a positive impact on ARC’s business results.

Long-Term Compensation

Performance Share Units

ARC’s PSUs are designed to focus and reward Executives for enhancing total shareholder return over the medium to long-term both on an absolute and a relative basis. To determine the size of PSU awards, the HRCC and, where applicable, the Board, allocates to each Executive an appropriate dollar amount based on the responsibilities of the Executive, comparative market data and the HRCC’s or Board’s assessment of the performance of the Executive and the performance of ARC (including ARC’s performance relative to its peers). These award values are then divided by the weighted average trading price of ARC’s Common Shares for the five trading days ending immediately prior to the grant date to calculate the number of PSUs granted.

ARC’s PSUs cliff vest (all at once) after three years and upon vesting, the Executive receives a cash payment based on the fair value of the underlying Common Shares plus accrued dividends, subject to a performance multiplier. To further link pay-for- performance this multiplier can range from zero (for bottom quartile performance) to two (for top quartile performance) based on ARC’s total shareholder return as compared to a peer group, comprised of certain members of the S&P/TSX oil & gas exploration and production index. Currently ARC removes all international and oil sands companies and companies with production below 10,000 boe/day from this group. Additional terms of ARC’s RSU and PSU Plan are outlined in Schedule F.

Share Options

ARC’s share option plan was implemented in 2011 and is designed to focus and reward Executives for enhancing total shareholder return over the long-term on an absolute basis.

ARC’s option plan is unique compared to the plans of ARC’s peers in a number of respects. Firstly, to encourage a longer-term orientation, options do not vest until the fourth and fifth anniversary dates of the grant (50% each year). As a result, ARC employees who are granted options will not be able to realize the value of options held by them until a considerable time has passed since the date of grant – thereby encouraging long-term thinking and behaviors. Secondly, ARC employees who are granted options have the right to elect that the exercise price of their options be reduced by the amount of dividends that were paid on the underlying Common Shares. ARC’s business strategy includes distributing a significant portion of cash flow to shareholders by way of dividends, thus encouraging a disciplined approach to capital spending amongst employees. It is expected that this focused strategy will be reflected in the trading price of the Common Shares over the life of the options. If the exercise price was not adjusted to reflect dividends paid, the options would be a less effective means of rewarding employees for the long- term performance of ARC.

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The maximum number of Common Shares issuable on exercise is limited to ARC’s approved share reserve of 14,225,000 shares. The details of ARC’s two Share Option grants are below:

				Options
			Shares	Granted as a %
	Options		Outstanding at	of Shares
Year	Granted	Grant Price	year End	Outstanding
2011	430,990	$27.11	288,895,582	0.15%
2012	1,056,373	$20.20	308,888,285	0.34%

As of December 31, 2012 ARC has granted options representing approximately 10% of the approved share reserve which represent less than 0.5% of ARC’s total share outstanding.

			Options	Options
			Outstanding as a	Outstanding as
Shares			% of	a % of
Outstanding at	Approved Share	Current Options	Outstanding	Approved
Year End	Reserve	Outstanding	Shares	Reserve
308,888,285	14,225,000	1,420,348	0.46%	9.98%

It is currently intended that the overall long-term compensation mix provided to Executives be approximately 75% in PSUs and 25% in options.

Additional details about the Share Option Plan can be found in Schedule G.

Other Compensation

Benefits Program

ARC offers a comprehensive benefits program that is designed to offer flexibility and choice to employees. We offer medical and dental coverage, life, accident, short and long-term disability benefits, employee family assistance, and critical illness coverage. We also provide $2,300 plus 5% of base salary for employees to purchase additional health and dental coverage and enhance other company provided benefits.

Employee Savings Plan

ARC provides employees with a dollar for dollar match of up to 8% of base salary which can be directed to purchase ARC shares and/or RBC funds in registered or non-registered accounts within a group plan.

ARC does not have a pension plan.

DETERMINING COMPENSATION

Our Board and HRCC considers a broad range of quantitative and qualitative factors to assess the overall performance of ARC and its Executives. These factors directly link the overall performance of the Corporation and the individual performance of each Executive. Performance is measured by the successful execution of the elements that advance our strategy of Risk Managed Value Creation which include; Financial Flexibility, Operational Excellence, High Quality/Long Life Assets, and Top Talent and Strong Leadership Culture. Included in the process of evaluating corporate performance (details below), the HRCC and the Board consider ARC’s overall performance relative to ARC’s proxy peer group. See “Peer Group” for more information.

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This comprehensive approach of including a broad, integrated set of factors to assess ARC’s performance provides a thorough and valid basis for ARC’s HRCC and Board to determine the appropriate compensation awards for Executives.

ARC does not use a formulaic approach in determining Executive compensation. The Board and HRCC are of the view that prescriptive formulas and weightings applied to forward looking objectives can lead to unintended consequences and potentially foster “narrow-minded” thinking and behaviors. For these reasons, we deliberately avoid the use of a mechanical approach.

Process

As previously mentioned, salaries for Executives are determined using market data and take into account the scope and job responsibilities of the Executive. To determine bonus, PSU and share option awards for Executives, the HRCC and Board considers corporate performance, the Executive’s individual performance and the performance of ARC relative to its peers. Each year, the Board and HRCC compares the operating and financial results of ARC to the results of ARC’s peers, as well as the compensation paid to this group’s top Executives.

The following schedule illustrates the timing and process for determining Executive compensation:

January	•	Executives (other than the CEO) receive 50% of their second half (July – December) bonus for the previous year, CEO receives nothing. The size of these bonuses is determined in the previous December by the HRCC.

February	•	HRCC and Board approve March PSU grant.

March	•	PSUs are granted to the CEO and all other Executives.

February – May	•	Proxy information and survey information is compiled and analyzed

May	•	CEO prepares a comprehensive report for the HRCC and the Board including recommendations for Executive compensation based on the Executives’ performance and external benchmarking.

June	•	HRCC meets to review and approve Executive compensation other than for the CEO and makes a recommendation to the Board regarding CEO compensation.

	•	Board reviews and approves CEO compensation.

	•	Share Options are granted to the CEO and other Executives.

July	•	Executives (other than the CEO) receive salary increases retroactive to January 1st, the remain- ing portion of the previous year’s second half (July – December) bonus with any adjustments made based on performance and their first half (January – July) bonus for the current year. The September PSU grant is approved by the HRCC.

	•	CEO receives a salary increase retroactive to January 1st, the previous year’s second half bonus with any adjustments made based on performance and his first half bonus for the current year. The September PSU grant for the CEO is approved by the Board.

September	•	PSUs are granted to CEO and all other Executives.

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Management’s Role

Management’s primary role in Executive compensation decisions is to gather data and prepare analysis to make preliminary recommendations to the HRCC and to the Board. Specifically, Management gathers and analyzes information including:

•	Compensation surveys and specific analyses prepared by compensation consultants.
•	Comprehensive report on CEO and other Executive compensation (internal document).
•	Quarterly Executive compensation analyses.
•	ARC’s performance and market position compared to ARC’s proxy peer group.
•	Executive performance compared to corporate and individual objectives.

The HRCC’s and the Board’s Role

The HRCC and the Board receives and reviews a comprehensive report on Executive compensation each June, in conjunction with the approval of annual compensation for the Executives. In addition, the HRCC receives and reviews quarterly reports from Management that includes current compensation for each Executive, a five year history of each Executive’s compensation, each Executive’s market position compared to third party survey data and a peer group compensation analysis (further details of ARC’s peer group can be found in “Peer Group”). All reports from outside consultants are available to the HRCC and the Board. The analysis provided to the HRCC and the Board for proposed share option grants also includes a comprehensive “stress test” to demonstrate the potential payouts and their correlation to corporate performance.

Based upon its review of the data, analyses and reports described above (which have been prepared by Management), the HRCC decides upon and approves all Executive compensation other than share options grants to Executives and the compensation of the CEO. While it does not approve the granting of share options to Executives and the compensation of the CEO, the HRCC makes recommendations to the Board on these matters.

The Board in turn considers the recommendations of the HRCC and, as required, the data, analyses and reports (which have been prepared by Management), then approves share option grants to Executives and the compensation of the CEO.

The HRCC, from time-to-time when it feels it is appropriate, engages compensation consultants or advisors to assist in Executive compensation matters.

To the knowledge of the HRCC and the Board, no significant changes are proposed to be made to ARC’s compensation policies and practices during the year ending December 31, 2013.

Compensation Consultants and Advisors

In 2012, Mercer (Canada) Limited (“Mercer”), a compensation consultant and advisory group was retained by the HRCC to review the 2012 share option grants as well as ARC’s peer group for determining Executive compensation. Mercer is a wholly-owned subsidiary of Marsh & McLennan Companies, Inc. (“Marsh & McLennan Companies”).

In addition, ARC retained Marsh Canada, a separate independent operating company owned by Marsh & McLennan Companies to provide other services, unrelated to Executive and/or Director compensation during 2012 and 2011. Marsh Canada acts as the broker for all of ARC’s corporate, building and vehicle insurance. The aggregate fees paid to Mercer and its Marsh & McLennan Companies affiliates for all services are detailed below. Neither the Board nor the HRCC is required to pre-approve these other services that Mercer or its affiliates provides to ARC at the request of Management.

Fees Paid	2012	2011
Mercer - Compensation Services	$67,582	$46,585
Marsh Canada - Insurance	$2,444,363	$3,061,975
Total - Marsh & McLellan Companies	$2,511,945	$3,108,560

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Peer Group

For the purposes of benchmarking Executive compensation, ARC reviews and considers two main sources of reference information: proxy data from a group of industry peers and Mercer survey data.

Proxy Peer Group

ARC reviews its industry peers annually with the goal of creating a group of similar companies where ARC’s enterprise value and production volume fall close to the median. Based on the Mercer review in 2012, the peer group consisted of the following 13 companies:

Canadian Natural Resources Ltd.	Crescent Point Energy Corporation
Encana Corporation	Bonavista Energy Corporation
Talisman Energy	Baytex Energy Corporation
Nexen Inc.	Progress Energy Resources Corporation
Penn West Petroleum Ltd.	Petrobank Energy Resources Ltd.
Enerplus Corporation	Vermillion Resources Inc.
Pengrowth Energy Corporation

Mercer Survey Peer Group

To ensure a more comprehensive analysis, we also compare ARC’s Executive compensation to Mercer survey data for all exploration and production companies and fully integrated companies.

COMPENSATION GOVERNANCE

OWNERSHIP GUIDELINES

ARC maintains ownership guidelines for its Executives to further align Executive and shareholder interests. Executives have five years to accumulate the minimum number of shares and/or share equivalents that are required. The CEO is required to own Common Shares and/or share equivalents representing a minimum of three times base salary, while other Executives are expected to own Common Shares and/or share equivalents representing a minimum of two times base salary. The following table illustrates the ownership holdings of ARC’s Named Executive Officers (as defined in the “Summary Compensation Table”) as of December 31, 2012.

	Required Share and Share Equivalent	Shares and Share Equivalents as of	Value as of	Multiple of Base	Meets Minimum Share Ownership
Officer	Ownership	December 31, 2012(1)	December 31, 2012(2)	Salary	Guidelines
John Dielwart	3 times base salary	380,939	$9,310,149	16.1	Yes
Myron Stadnyk	2 times base salary	201,090	$4,914,640	9.5	Yes
Steven Sinclair	2 times base salary	148,811	$3,636,941	10.1	Yes
Cameron Kramer(3)	2 times base salary	34,662	$847,139	2.1	Yes
Terry Anderson	2 times base salary	37,261	$910,659	2.8	Yes

(1)	RSUs are included in this number, but not PSUs.
(2)	Based on the December 31, 2012 closing price for ARC’s Common Shares of $24.44. In addition, the value of RSUs reflects dividends paid on Common Shares from the date of grant to December 31, 2012.
(3)	Mr. Kramer joined ARC on September 12, 2011.

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COMPENSATION RISK MANAGEMENT

The oil and gas industry is complex and volatile; therefore, it is important that compensation elements are rewarding the appropriate behaviors to ensure that business outcomes are in line with the long-term strategy of ARC and the interests of its shareholders. The HRCC is committed to this principle and, consequently, on an annual basis reviews the risk implications of ARC’s compensation policies and practices.

To that end, the following mechanisms are integrated into our compensation policies and practices to mitigate compensation risks:

•	A significant portion (approximately 75%) of Executive compensation is not guaranteed and ‘at risk’.
•	At least 50% of Executive compensation is both ‘long-term’ and ‘at risk’.
•	PSUs and share options are designed to deliver long-term value and have a threshold performance multiplier, which if not achieved, results in a zero payment.
•	The benefits from PSUs and share options are not realized until after long periods of time (PSUs vest at the end of the 3rd year and share options vest at the end of the 4th and 5th years) and are linked directly to total shareholder return over the term of the award.
•	As PSU and share option awards do not vest until significant time has passed, an inherent post retirement “hold period” exists for these awards when the CEO leaves the company.
•	Year-end bonuses are not fully paid to Executives until approximately six months after the performance period has ended and corporate results and individual performance has been reviewed.
•	All Executives participate in the same compensation plans.
•	All elements of Executive compensation are reviewed and approved by the HRCC and, where applicable, the Board.
•	The HRCC and, where applicable, the Board annually assesses compensation against corporate and individual Executive performance, along with attraction and retention and competitive market data.
•	In addition, ARC has established a Risk Committee of the Board which has general oversight over identifying and reviewing the principal business, financial and corporate risks of ARC.

CLAWBACK PROVISION

ARC’s Board has always made it a priority to ensure that appropriate checks and balances are in place to govern responsible and ethical behaviors amongst Executives. This is reinforced by the high level of Board involvement in monitoring the business activities at ARC. Furthermore all Executives are required to annually sign-off on a formal Code of Business Conduct and Ethics policy confirming their ethical conduct.

In regards to bonuses, we defer payment of 50% of Senior Executives and 100% of the CEO’s second half bonuses until July of the following year which allows adequate time to address any material issues that may arise after year-end. Furthermore, the Board retains ultimate discretion on bonus payouts. With respect to long-term incentives, ARC has a policy that requires retiring Executives to execute an agreement providing for the termination of unvested PSU and share option awards as well as ARC’s right to receive damages for conduct that is adverse to ARC’s interests.

We believe that the above measures mitigate the risk of material fraud or misconduct by an Executive and therefore we have not implemented a formal clawback arrangement to recoup compensation.

TRADING IN ARC SECURITIES

ARC has adopted a Disclosure Policy, the primary objective of which is to ensure communications of ARC with the public are timely, factual and accurate and broadly distributed in accordance with all applicable legal and regulatory requirements. The Disclosure Policy also documents the disclosure policies and practices of ARC and aims to promote an understanding of legal requirements among ARC’s Directors, Officers and employees.

In accordance with the Disclosure Policy, Directors, Executives and employees of ARC are, with limited exceptions, not permitted to knowingly sell, directly or indirectly, a security of ARC they do not own or have not fully paid for or to directly or indirectly buy or sell a call or put of a security of ARC.

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2012 PERFORMANCE ASSESSMENT

To determine base salaries, bonuses and long-term incentives for Executives, the HRCC and the Board considers the overall performance of the Corporation and the individual performance of each Executive. In 2012, performance was assessed relative to the execution of objectives that advance our strategy of Risk Managed Value Creation which include; Financial Flexibility, Operational Excellence; High Quality, Long Life Assets; and Top Talent and Strong Leadership Culture.

The following chart outlines ARC’s strategic plan objectives and highlights the key achievements in 2012:

Strategic Plan Objective	Achievements
Deliver long-term Risk Managed Value Creation	✓	Provided a 2012 Total Shareholder Return of 2.4%; and a trailing five year annualized total return of 10.8% which is top quartile amongst our peers.
	✓	Ranked 2nd amongst oil and gas companies in Canada for “Confidence in Corporate Strategy” by Brendan Woods.
	✓	Maintained sustainability strategy and continued to pay a dividend of $0.10 per month despite a volatile commodity price environment.
Ensure Financial Flexibility and maintain a Strong Balance Sheet	✓	Executed an equity offering at a price of $23.65 resulting in gross proceeds of $345 million.
	✓	Issued US$360 million and CDN$40 million in private notes at an average interest rate of 3.8%.
	✓	Delivered strong funds from operations of $719.8 million.
	✓	Managed an effective hedging strategy resulting in cash gains for the corporation of $66.4 million.
	✓	Managed net debt to funds from operations at 1.0 times (one of the lowest ratios in the sector) with year-end net debt at $745.6 million and additional credit capacity of $1.2 billion.
Drive Operational Excellence through capital discipline and cost Management	✓	Delivered record production levels of 93,546 boe/day, including oil and liquid volumes of 36,399 bbls/day an increase of 15% relative to 2011.
	✓	Drilled 137 oil wells, four liquids rich gas wells and three gas wells with a 100% success rate.
	✓	Managed operating costs to $9.40 per boe, down from $9.70 in 2011.
	✓	Successfully commissioned a 30 mmcf per day Ante Creek gas plant.
	✓	Maintained our safe workplace practices with zero LTI for employees.
	✓	Continued environmental stewardship - 5th consecutive year named to the Carbon Disclosure Leadership Index (CDLI) and ranked 2nd amongst Canadian companies named to the list (1st among O&G companies).
Pursue High Quality, Long Life Assets that will provide sustainable value growth	✓	Strong execution of $608 million capital program.
	✓	Accomplished 5th consecutive year of greater than 200% produced reserves replacement – primarily driven by NE BC Montney.
	✓	Total proved plus probable reserves increased to 607 mmboe which is a 100% increase over the past five years.
	✓	Efficiently spent $36.5 million on strategic land purchases and ”tuck-in” acquisitions in key areas.
	✓	Diverse portfolio of assets allowed ARC to focus on oil and liquids rich opportunities at Tower, Ante Creek, Pembina, Goodlands and southeast Saskatchewan.
Build Top Talent and Strong Leadership Culture to perpetuate success over the long-term	✓	Demonstrated commitment to corporate culture, talent management and organizational development in a challenging market environment.
	✓	Recruited high quality individuals to fill key technical roles.
	✓	Achieved 88% employee engagement score in the annual “Strength of our Workplace” employee survey.
	✓	Executed a seamless Executive succession transition of Myron Stadnyk to President and CEO and Cameron Kramer to Senior Vice President and COO.
	✓	Maintained below average voluntary employee turnover when compared to the industry average (ARC: 6.5%; Industry 8.8%).

ARC Resources Ltd. | 2013 | Information Circular	47

SUCCESSION PLANNING

Deliberate succession, progression and development of talent are important elements of ARC’s long-term strategy. We have a strong commitment to growing and developing our top talent for future leadership roles. Our succession and development initiatives involve many programs that focus on building individual leadership capabilities in five key areas – strategy, technical, business, people and culture. Specifically for the Executive level, the HRCC and where applicable, the Board, reviews succession planning at least once per quarter.

As demonstrated with the recent retirement of John Dielwart as CEO and the subsequent promotions of Myron Stadnyk to President and CEO and Cameron Kramer to Senior Vice President and COO, ARC has a rigorous process in place to ensure orderly Executive succession. The Board and Management have been working towards this CEO transition for many years and have purposely taken steps to build a team with exceptional leadership talent at all levels of the organization.

PERFORMANCE GRAPH

The graph below compares the performance of ARC over the past five years (with all dividends and distributions reinvested) to the S&P Composite Index, the S&P Oil & Gas Exploration and Production Index, the S&P Capped Energy Index and ARC’s 2012 peer group, each starting with an investment of $100 at the end of 2007.

	2007	2008	2009	2010	2011	2012	Annualized Return
ARC Resources Ltd.	$100.00	$109.87	$117.52	$158.38	$164.19	$168.31	10.80%
S&P/TSX Composite Index	$100.00	$66.99	$90.47	$106.41	$97.14	$104.13	0.79%
S&P/TSX Oil and Gas Exploration and Production Index	$100.00	$69.22	$98.42	$111.17	$91.14	$80.87	-4.16%
S&P/TSX Capped Energy Index	$100.00	$64.22	$90.90	$101.54	$86.52	$82.34	-3.81%
2012 Peer Group Average	$100.00	$73.07	$113.22	$138.32	$121.18	$114.52	2.75%

In the past five years, ARC has significantly outperformed all three indices with an annualized total return of 10.8%. During this time ARC’s production has increased by approximately 50% or over 30,000 boe/day and its market capitalization has increased by over 70%.

In the past five years, NEO compensation increased on average 8.6% with the majority of the increase being in long-term “at risk” compensation. This average increase is slightly lower than ARC’s annualized total return of 10.8% over the same period.

48	ARC Resources Ltd. | 2013 | Information Circular

2012 EXECUTIVE COMPENSATION

CEO COMPENSATION TABLE – THREE–YEAR LOOK BACK

In 2011, Mr. Dielwart’s compensation increased by 18% from 2010 compensation primarily as a result of a grant of share options to Mr. Dielwart under ARC’s share option plan that was introduced in 2011. Options granted under this plan have a seven year term with vesting not occurring until the fourth and fifth anniversary of the date of the grant. This plan was designed to focus and reward Executives for enhancing total shareholder return over the long-term on an absolute basis.

In 2012, Mr. Dielwart’s total compensation increased by 7.4% from 2011 compensation (not including Mr. Dielwart’s retiring allowance). Mr. Dielwart retired as CEO effective January 1, 2013 and in recognition of being one of the founders of ARC, his outstanding leadership, long service and significant contribution to ARC’s long-term success, he received a retiring allowance of

$2,860,000. ARC does not have a pension plan for its employees.

Compensation Component	2012	2011	2010
Base Salary	$580,000	$550,000	$525,000
Bonus	$850,000	$850,000	$650,000
Other Compensation(1)	$74,775	$47,550	$38,800
RSU/PSU Grants	$1,300,026	$1,180,029	$1,400,035
Share Option Grant	$500,001	$450,006	$-
Sub-Total	$3,304,802	$3,077,585	$2,613,835
Retirement Allowance	$2,860,000	$-	$-
Total Compensation	$6,164,802	$3,077,585	$2,613,835

 (1) Other Compensation includes benefits and savings plan contributions.

TOTAL COMPENSATION MIX

ARC’s compensation philosophy is designed to align compensation with corporate performance and therefore the majority of Executive compensation is performance based and “at risk”. The two graphs below demonstrate the “at risk” pay for the CEO as well as the average “at risk” pay for NEOs.

(1) Other Compensation does not include Mr. Dielwart’s special payment made in conjunction with his retirement as this was a one-time special payment.

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SUMMARY COMPENSATION TABLE

The following table provides a summary of compensation information for the CEO and CFO of ARC and the three most highly compensated Executive Officers (or the three most highly compensated individuals acting in a similar capacity) of ARC, other than the CEO and CFO, at the end of the year ended December 31, 2012 whose total compensation was more than $150,000 (each a “Named Executive Officer” or “NEO” and collectively the “Named Executive Officers” or “NEOs”).

					Non-Equity Incentive Plan
					Compensation
						Long Term
						Incentive	All Other	Total
Name and Principal Position	Year	Salary	RSUs/PSUs(1)	Options(2)	Bonus(3)	Plans	Compensation(4)(5)	Compensation
John Dielwart	2012	$580,000	$1,300,026	$500,001	$850,000	N/A	$2,934,775	$6,164,802
Chief Executive Officer	2011	$550,000	$1,180,029	$450,006	$850,000	N/A	$47,550	$3,077,585
	2010	$525,000	$1,400,035		$650,000	N/A	$38,800	$2,613,835

Myron Stadnyk	2012	$520,000	$1,100,044	$400,003	$650,000	N/A	$66,975	$2,737,022
President and Chief Operating Officer	2011	$490,000	$890,025	$330,004	$650,000	N/A	$42,713	$2,402,742
	2010	$470,000	$1,000,049		$500,000	N/A	$34,950	$2,004,999

Steven Sinclair	2012	$360,000	$700,033	$250,000	$400,000	N/A	$47,150	$1,757,183
Senior Vice President and	2011	$340,000	$600,044	$240,004	$400,000	N/A	$30,225	$1,610,273
Chief Financial Officer	2010	$325,000	$600,044		$300,000	N/A	$24,800	$1,249,844

Cameron Kramer(6)	2012	$400,000	$650,025	$200,001	$550,000	N/A	$51,863	$1,851,889
Senior Vice President, Operations	2011	$117,188	$1,375,018	N/A	$625,000	N/A	$8,491	$2,125,697
						N/A
Terry Anderson	2012	$320,000	$550,034	$180,002	$420,000	N/A	$41,950	$1,511,986
Senior Vice President, Engineering	2011	$281,500	$500,000	$150,000	$305,000	N/A	$24,744	$1,261,244
and Land	2010	$262,700	$467,553	$-	$237,500	N/A	$20,439	$988,192

(1)	In 2010, both RSUs & PSUs were granted in March and September. In 2011 and 2012, only PSUs were granted to the NEOs in March and September. The award value of RSUs and PSUs for compensation purposes as set forth in the table above for 2010 has been determined by multiplying the number of awards granted by the weighted average trading price of the Trust Units for the ten trading days immediately prior to the grant date. The award value of RSUs and PSUs for compensation purposes as set forth in the table above for 2012 and 2011 has been determined by multiplying the number of awards granted by the weighted average trading price of the ARC shares for the five trading days immediately prior to the grant date. Furthermore, in respect of PSUs, the amount calculated in accordance with the above formula has been multiplied by the target performance multiplier of one. This method of determining the award value has been used as such amount represents the dollar value approved by the HRCC or the Board, as applicable, when awards were granted. The award value as determined in this manner does not include estimated accrued distributions and dividends for the securities underlying the awards granted as future distribution amounts are unknown at the time of the grant and therefore are not taken into consideration when the awards are granted. The weighted average trading prices used in determining awards values were as follows:

Year	March	September
2010	$22.04	$20.10
2011	$26.45	$22.45
2012	$24.03	$23.60

(2)	In 2011 ARC introduced a share option program. The award value of option awards for compensation purposes as set forth in the table above for 2012 and 2011 were approved by the HRCC and subsequently the Board. For 2012, the number of underlying options were calculated using the weighted average trading price of the ARC shares for the five trading days immediately prior to the grant date which is listed below and using the binomial value set forth below. This value was calculated using the following assumptions as shown in the following table for: volatility, expected life, dividend yield and the risk free rate.

	Binomial
Year	Value	Grant Price	Volatility	Expected Life	Dividend Yield	Risk Free Rate
2011	31%	$27.11	37%	5.5 and 6 Years	4.69%	2.56%
2012	26%	$20.20	38%	5.5 and 6 Years	5.94%	1.39%

(3)	Bonus amounts reflect amounts earned in the fiscal year. Bonus amounts for 2012 for all NEOs other than Mr. Dielwart have not been finalized and are subject to adjustment. 25% of all NEOs’ bonuses excluding Mr. Dielwart’s bonus have been held back until a full Executive Compensation review takes place in the second quarter of 2013.
(4)	Other compensation includes benefits and savings plan contributions.
(5)	Included in other compensation is a one-time retiring allowance payment of $2,860,000 made to Mr. Dielwart in conjunction with his retirement.
(6)	Mr. Kramer became an Officer on September 12, 2011 and received a one-time special bonus of $500,000 and a one-time RSU award of $1,000,000.

50	ARC Resources Ltd. | 2013 | Information Circular

LONG-TERM INCENTIVE AWARDS (RSUs/PSUs) - UNVESTED VALUE AT YEAR END

The table below illustrates the outstanding RSUs and PSUs held by each Named Executive Officer as of December 31, 2012 and which had not vested at such date. As of 2011, Executives no longer received RSUs. All PSUs are subject to a performance multiplier that may vary from zero to two. A more complete description of the RSU and PSU plan can be found in Schedule F.

	RSUs(1)				PSUs(1)
				Value of				Minimum Value	Median Value	Maximum Value
	Year of	Unvested		Unvested	Year of	Unvested		of Unvested	of Unvested	of Unvested
Name	Award	Awards	Year of Vesting	Awards	Award	Awards	Year of Vesting	Awards	Awards	Awards
					2012	56,023	2015	$-	$1,369,202	$2,738,404
John Dielwart					2011	52,378	2014	$-	$1,280,118	$2,560,237
	2010	1,487	2013	$36,342	2010	71,194	2013	$-	$1,739,981	$3,479,963
		1,487		$36,342		179,595		$-	$4,389,302	$8,778,604

					2012	47,405	2015	$-	$1,158,578	$2,317,156
Myron Stadnyk					2011	39,506	2014	$-	$965,527	$1,931,053
	2010	2,067	2013	$50,517	2010	47,839	2013	$-	$1,169,185	$2,338,370
		2,067		$50,517		134,750		$-	$3,293,290	$6,586,580

					2012	30,167	2015	$-	$737,281	$1,474,563
Steven Sinclair					2011	26,634	2014	$-	$650,935	$1,301,870
	2010	1,513	2013	$36,978	2010	27,888	2013	$-	$681,583	$1,363,165
		1,513		$36,978		84,689		$-	$2,069,799	$4,139,598

					2012	28,012	2015	$-	$684,613	$1,369,227
Cameron Kramer(2)	2011	31,662	2014	$773,819	2011	17,810	2014	$-	$435,276	$870,553
		31,662		$773,819		45,822		$-	$1,119,890	$2,239,779

					2012	23,703	2015	$-	$579,301	$1,158,603
Terry Anderson					2011	22,350	2014	$-	$546,234	$1,092,468
	2010	1,956	2013	$47,805	2010	19,418	2013	$-	$474,576	$949,152
		1,956		$47,805		65,471		$-	$1,600,111	$3,200,222

(1)	The number of awards has been adjusted to reflect dividends paid on Common Shares from the date of grant to December 31, 2012. Values are based on the December 31, 2012 closing price of $24.44.

(2)	Mr. Kramer became an Officer on September 12, 2011 and received a one-time RSU award of $1,000,000.

LONG-TERM INCENTIVE AWARDS (SHARE OPTIONS) – UNVESTED VALUE AT YEAR END

ARC’s Share Option Plan is a fully declining strike price option plan. The optionee can elect to exercise at the original grant price or to have the exercise price reduced by the full amount of the dividends paid by the Corporation. The table below illustrates the outstanding share options held by each Named Executive Officer as of December 31, 2012 and which had not yet vested at such date. A more complete description of the Share Option Plan can be found in Schedule G.

	Share Options(1)
		Number of
		Common			Value of
		shares			Unexercised in-the-	Reduced	Value of Unexercised
		Underlying			money Options	Exercise Price as	in-the-money
		Unexercised			(Original Exercise	at December 31,	Options (Reduced
Name	Grant Date	Options	Grant Price	Expiry Date	Price)	2012	Exercise Price)
	June 20, 2012	95,202	$20.20	June 20, 2019	$403,656	$19.60	$460,778
John Dielwart	March 24, 2011	53,546	$27.11	March 24, 2018	$-	$25.01	$-
		148,748			$403,656		$460,778

	June 20, 2012	76,162	$20.20	June 20, 2019	$322,927	$19.60	$368,624
Myron Stadnyk	March 24, 2011	39,267	$27.11	March 24, 2018	$-	$25.01	$-
		115,429			$322,927		$368,624

	June 20, 2012	47,601	$20.20	June 20, 2019	$201,828	$19.60	$230,389
Steven Sinclair	March 24, 2011	28,558	$27.11	March 24, 2018	$-	$25.01	$-
		76,159			$201,828		$230,389

Cameron Kramer	June 20, 2012	38,081	$20.20	June 20, 2019	$161,463	$19.60	$184,312
		38,081			$161,463		$184,312

	June 20, 2012	34,273	$20.20	June 20, 2019	$145,318	$19.60	$165,881
Terry Anderson	March 24, 2011	17,849	$27.11	March 24, 2018	$-	$25.01	$-
		52,122			$145,318		$165,881

(1) Values are based on the December 31, 2012 closing price of $24.44.

ARC Resources Ltd. | 2013 | Information Circular	51

VALUE OF LONG-TERM INCENTIVE AWARDS AND NON-EQUITY COMPENSATION EARNED IN 2012

RSUs and PSUs vest in March and September of each year. The table below illustrates for each NEO the value of RSUs and PSUs that vested in 2012 and the value of non-equity plan compensation (bonus) earned in 2012.

	RSUs(1)			PSUs(2)
	Year of	Number of		Year of	Number of
Name	Award	Awards Vested	Value	Award	Awards Vested	Value	2012 Bonus

	2010	1,450	$34,518	2009	170,878	$4,076,384	$850,000
John Dielwart	2009	2,155	$51,396
		3,605	$85,914

	2010	2,016	$47,984	2009	110,047	$2,625,224	$650,000
Myron Stadnyk	2009	3,000	$71,566
		5,016	$119,550

	2010	1,475	$35,107	2009	80,422	$1,918,519	$400,000
Steven Sinclair	2009	2,193	$52,307
		3,668	$87,414

Cameron Kramer(3)	2011	15,636	$369,020	n/a	n/a	n/a	$550,000
					-

	2010	1,908	$45,412	2009	56,604	$1,350,306	$420,000
Terry Anderson	2009	2,885	$68,813
		4,793	$114,225

(1)	The value of the RSUs that vested in 2012 is calculated based on the weighted average trading price of ARC’s shares for the five trading days ending immediately prior to the vesting date ($24.03 in respect of the RSUs that vested on March 15 and $23.60 in respect of RSUs that vested on September 15) multiplied by the number of RSUs adjusted to reflect re-invested cash dividends (cash distributions prior to 2011) on the underlying shares (trust units prior to 2011) from the grant date to the vesting date.

(2)	The value of the PSUs that vested in 2012 is calculated based on the weighted average trading price of ARC shares for the five trading days ending immediately prior to the vesting date multiplied by the number of PSUs on such date, adjusted to reflect re-invested cash dividends (cash distributions prior to 2011) made on the underlying shares (trust units prior to 2011) for the period from the grant date to the vesting date and further multiplied by the applicable performance multiplier which was 2.0 for PSUs awarded in March 2009 and 1.976 for PSUs awarded in September 2009.
(3)	Mr. Kramer became an Officer on September 12, 2011.

52	ARC Resources Ltd. | 2013 | Information Circular

TERMINATION AND CHANGE OF CONTROL BENEFITS

Each NEO has an employment agreement that provides for base salary and other elements of total compensation which is put into place when the individual becomes an Officer.

ARC is entitled to terminate its employment agreements with any of the NEOs at any time for just cause and is then obligated to pay such Executive’s salary (and accrued and unused vacation) through to the termination date. ARC is also entitled to terminate its employment agreements with any of the NEOs at any time for any reason other than just cause and is then obligated to pay to the Executive a termination payment (“Termination Payment”) equal to 24 months of salary and bonus in the case of the CEO, 21 months of salary and bonus in the case of the President and COO and the CFO and 18 months of salary and bonus in the case of the other NEOs.

The NEOs are entitled to terminate their employment with ARC within two months following any of the following events (each a “Termination Event”): (a) any adverse change in the Executive’s title or office; (b) any material reduction in the Executive’s position, duties, or responsibilities with ARC; (c) any action adversely affecting the Executive’s participation in, or reducing the Executive’s rights under or pursuant to any benefit in which the Executive was entitled to participate as at the date of the employment agreement, when considered as a whole package; (d) relocation of the Executive to a city or community other than the city of Calgary; and (e) material breach by the Corporation of any material provision of the employment agreement; and to receive the Termination Payment described above.

In the event of a “change of control” as described below (“Change of Control”) as at December 31, 2012, the CEO was entitled to terminate his employment with ARC and receive his Termination Payment. For the other Executives (all Executives including the CEO as of January 1, 2013), before the Executive is entitled to receive his Termination Payment, a Termination Event must also occur.

A change of control is generally defined as a change in registered or beneficial ownership or control which results in a person or persons acting jointly in concert holding, owning or controlling, directly or indirectly, more than 66 2/3% of the outstanding Common Shares of ARC, (other than as a result of a transaction or series of transactions which the Board of Directors determines should not constitute a change of control); the sale, lease or transfer of all or substantially all of the directly or indirectly held assets of ARC (other than pursuant to an internal reorganization); or any determination by the Board of Directors that a change of control has occurred.

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The following chart illustrates the payments that each of the NEOs would receive in the event of their termination as at December 31, 2012.

Type	Termination Payment	RSUs/PSUs	Share Options
Termination for Just Cause	None	All awards expire and are cancelled on the termination date	All vested and unvested options expire and are cancelled on the termination date

Termination Event

CEO - 2 times base salary and 2 times the average bonus over the last 2 years COO/CFO - 1.75 times base salary and

1.75 times the average bonus over the last two years

All other Executives - 1.5 times base salary and 1.5 times the average bonus over the last two years

		All awards continue to vest for 30 days	All unvested options continue to vest for 30 days and the optionee has 3 months to exercise vested options

Change of Control(1)	CEO - 2 times base salary and 2 times the average bonus over the last 2 years All other Executives - none	All awards immediately vest	CEO/COO/CFO - no accelerated vesting All other Executives - immediate vesting

Change of Control and Termination Event

CEO - 2 times base salary and 2 times the average bonus over the last 2 years COO/CFO - 1.75 times base salary and

1.75 times the average bonus over the last two years

All other Executives - 1.5 times base salary and 1.5 times the average bonus over the last two years

		All awards immediately vest	CEO/COO/CFO - immediate vesting in certain circumstances All other Executives - immediate vesting

Resignation	None	All awards are cancelled	All vested and unvested options are cancelled

Retirement	None	If Executive has between 5 - 10 years at ARC - all awards active for over one year continue to vest If Executive has over 10 years at ARC - all awards continue to vest on schedule.	If Executive has between 5 - 10 years at ARC- all awards continue to vest for 3 years. If Executive has over 10 years at ARC - all awards continue to vest on schedule.

(1)	As of December 31, 2012, the Change of Control provision for the CEO has changed – in order for payment to be received a change of control must be coupled with a termination event.

54	ARC Resources Ltd. | 2013 | Information Circular

The chart below illustrates the payments that would have been made to each of the NEOs pursuant to their employment agreements and the payments that would have been made to the NEOs pursuant to the RSU/PSU awards and share options held by them as a result of a termination for just cause or resignation, termination event, change of control, retirement or death assuming such event occurred on December 31, 2012.

		Payment Pursuant to Employment
Name	Triggering Event	Agreement	RSU & PSU Payment(2)(3)	Share Option Payment(4)	Total
	Termination for Just Cause or Resignation	$-	$-	$-	$-
	Termination Event	$2,860,000	$-	$-	$2,860,000
John Dielwart	Change of Control	$2,860,000	$7,445,768	$-	$10,305,768
	Change of Control and Termination Event	$2,860,000	$7,445,768	$460,778	$10,766,546
	Retirement	$-	$7,445,768	$460,778	$7,906,546
	Death	$-	$7,445,768	$460,778	$7,906,546
	Termination for Just Cause or Resignation	$-	$-	$-	$-
	Termination Event	$2,047,500	$-	$-	$2,047,500
	Change of Control	$-	$5,478,510	$-	$5,478,510
Myron Stadnyk(1)	Change of Control and Termination Event	$2,047,500	$5,478,510	$368,624	$7,894,634
	Retirement	$-	$-	$-	$-
	Death	$-	$5,478,510	$368,624	$5,847,134
	Termination for Just Cause or Resignation	$-	$-	$-	$-
	Termination Event	$1,330,000	$-	$-	$1,330,000
Steven Sinclair	Change of Control	$-	$3,439,279	$-	$3,439,279
	Change of Control and Termination Event	$1,330,000	$3,439,279	$230,389	$4,999,668
	Retirement	$-	$3,439,279	$230,389	$3,669,668
	Death	$-	$3,439,279	$230,389	$3,669,668
	Termination for Just Cause or Resignation	$-	$-	$-	$-
	Termination Event	$1,418,250	$-	$-	$1,418,250
	Change of Control	$-	$2,328,984	$184,312	$2,513,296
Cameron Kramer(1)	Change of Control and Termination Event	$1,418,250	$2,328,984	$184,312	$3,931,546
	Retirement	$-	$-	$-	$-
	Death	$-	$2,328,984	$184,312	$2,513,296
	Termination for Just Cause or Resignation	$-	$-	$-	$-
	Termination Event	$1,023,750	$-	$-	$1,023,750
	Change of Control	$-	$2,668,741	$165,881	$2,834,622
Terry Anderson(1)	Change of Control and Termination Event	$1,023,750	$2,668,741	$165,881	$3,858,372
	Retirement	$-	$-	$-	$-
	Death	$-	$2,668,741	$165,881	$2,834,622

(1)	Mr. Stadnyk, Mr. Kramer and Mr. Anderson are not 55 and therefore are not eligible for retirement.
(2)	All RSUs and PSUs are valued using the December 31, 2012 closing price of ARC Common Shares of $24.44
(3)	PSUs are valued using their actual performance multiplier, except those active less than a year are valued at 1.0.
(4)	Share options are valued using the December 31, 2012 closing price of $24.44 and assuming the Executive elects that the exercise price be reduced by the full amount of the dividends to that date.

The maximum liability of ARC provided under all employment agreements and for all outstanding RSUs and PSUs and share options as of December 31, 2012 was approximately $106.1 million (including the amount payable to the NEOs).

ARC Resources Ltd. | 2013 | Information Circular	55

OTHER INFORMATION

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS AND OTHERS

There is not, and has not been, any indebtedness outstanding from Directors or Senior Officers of the Corporation to the Corporation in fiscal 2012.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

There were no other material interests, direct or indirect, of Directors or Senior Officers of the Corporation, nominees for Director of the Corporation, any shareholder who beneficially owns more than 10% of the Common Shares of the Corporation (or any Director or Executive Officer of any such shareholder), or any known associate or affiliate of such persons, in any transaction during 2012 or in any proposed transaction which has materially affected or would materially affect the Corporation or any of their subsidiaries other than as disclosed herein.

INTEREST OF CERTAIN PERSONS AND COMPANIES IN MATTERS TO BE ACTED UPON

Management of the Corporation is not aware of any material interest of any Director, Senior Officer or nominee for Director of the Corporation, or of any associate or affiliate of any of the foregoing, in respect of any matter to be acted on at the Meeting except as disclosed herein.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is available on the Corporation’s SEDAR profile at www.sedar.com. Financial information in respect of the Corporation and its affairs is provided in the Corporation’s annual Audited Consolidated Financial Statements for the year ended December 31, 2012 and the related Management’s Discussion and Analysis. Copies of the Corporation’s financial statements and related Management’s Discussion and Analysis are available upon request from the Corporation at 1200, 308 – 4th Avenue SW, Calgary, Alberta, T2P 0H7 (toll free number 1-888-272-4900).

OTHER MATTERS

Management of the Corporation knows of no amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice of Annual and Special Meeting; however, if any other matter properly comes before the Meeting, the accompanying proxy will be voted on such matter in accordance with the best judgment of the person or persons voting the proxy.

APPROVAL

The contents and sending of this Information Circular has been approved by the Board of Directors of the Corporation.

DATE

This Information Circular is dated March 20, 2013.

56	ARC Resources Ltd. | 2013 | Information Circular

SCHEDULE A

CHARTER OF THE BOARD OF DIRECTORS

The Board of Directors (the “Board”) of ARC Resources Ltd. (“ARC”) is responsible for the stewardship of ARC and its subsidiaries. In discharging its responsibility, the Board will exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances and will act honestly and in good faith with a view to the best interests of ARC. ARC and the Board place certain expectations on its members with regards to the performance of their duties and their behavior and decorum, some of which are outlined in this document.

General Expectations

•	Members shall endeavor to maintain their status as an Independent Director and the ability to be objective as to what is in the best interests of ARC. Any Director who is an Independent Director and whose circumstances change such that he or she might be considered to be a non-Independent Director shall promptly advise the Board of the change in circumstances.

•	Members will be aware of and abide by ARC’s Code of Business Policy and Ethics.

•	Members should have adequate strategic, analytical and communications skills so as to participate effectively in Board discussions.

•	Members should have or obtain sufficient knowledge of ARC and the oil and gas business to assist in providing advice and counsel on relevant issues.

•	Members shall ensure that they have the time to review available materials in advance of meetings and are expected to attend all meetings of the Board and the Committees on which they participate either in person or by tele-conference subject to unavoidable conflicts.

•	Members shall give notice to the Chair of the Board of any participation on any Board of public corporations. Members should not participate in more than 4 Boards of publicly listed corporations without the approval of the Board.

•	Members shall not participate on the Board of any publicly listed corporation where such participation may constitute a conflict of interest without the approval of the Chair of the Board.

Composition

•	The Board shall be composed of at least seven individuals and not more than 12 individuals appointed by the shareholders at the Annual Meeting.

•	At least two-thirds of Board members should be Independent Directors (within the meaning of section 1.4 of Multilateral Instrument 52-110) and free from any direct or indirect material relationship, being one that could, in the view of the Board of Directors, reasonably interfere with the exercise of the member’s independent judgment.

•	At its meeting to approve the Information Circular for the annual meeting of the shareholders of ARC each year, the Board will consider and determine whether a Director or nominee to be a Director is an Independent Director.

•	The Board prefers to have a CEO as the only Management member on the Board, although there may be times when it is appropriate to have an additional Management member on the Board. The maximum of Management and inside Directors on the Board will be two.

•	Board members should offer their resignation from the Board to the Chairman of the Policy and Board Governance Committee following:

•	a change in personal circumstances which would reasonably be expected to interfere with the ability to serve as a Director, including a conflict of interest;

•	a change in personal circumstances which would reasonably be expected to reflect poorly on the Corporation (for example, finding by a Court of fraud, or conviction under Criminal Code or securities legislation); and

•	a change in position or occupation of a Board member who was appointed or nominated for election to the Board on the basis of such member holding such position or occupation.

•	Board members should offer their resignation from the Board to the Chairman of the Policy and Board Governance Committee upon reaching age 70 and annually thereafter.

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•	Board members should offer their resignation from the Board to the Chairman of the Policy and Board Governance Committee if, at any election of Directors conducted by ballot at an annual meeting of shareholders, the number of Common Shares withheld from voting for such person exceeds the number of Common Shares voted in favour of such person:

•	this requirement will not be applicable where the election involves a contested election outside of the slate nominated by the Board;

•	the Board will consider such resignation after receipt of the recommendation of the Policy and Board Governance Committee;

•	the resignation will be accepted except in situations where special circumstances would warrant the applicable member’s continuation on the Board;

•	any replacement of the resigning member will be made on the recommendation of the Policy and Board Governance Committee at the discretion of the Board; and

•	disclosure to the public of the Board decision will be made within 90 days of the applicable annual meeting.

Share Dealings, Ownership and Compensation

•	Members shall observe relevant statutory rules and requirements as wells as the corporation’s own policy in regard to the buying or selling of shares, warrants or other equity instruments of ARC.

•	Members will maintain a minimum ownership of 20,000 Common Shares (or equivalent securities which have been awarded in favour of any member under any compensation plan) after they have been on the Board for at least 5 years. After 3 years on the Board, Directors are expected to own a minimum of 10,000 Common Shares or equivalent securities. Ownership may be direct or indirect and includes Common Shares (or equivalent securities) over which such Directors exercise control or direction.

•	The Policy and Board Governance Committee will review the form and amount of compensation of the Directors each year in view of the responsibility and risks of being an effective Director and Directors’ compensation of peer corporations. The Committee will make recommendations to the Board for consideration when it believes changes in compensation are warranted.

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SCHEDULE B

MANDATE OF THE BOARD OF DIRECTORS

The Board of Directors (the “Board”) of ARC Resources Ltd. (“ARC”) is responsible for the stewardship of ARC and its subsidiaries. In discharging its responsibility, the Board will exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances and will act honestly and in good faith with a view to the best interests of ARC. In general terms, the Board will:

(a)	in consultation with Management of ARC, define the principal objectives of ARC;

(b)	monitor the Management of the business and affairs of ARC with the goal of achieving ARC’s principal objectives as defined by the Board;

(c)	discharge the duties imposed on the Board by applicable laws; and

(d)	for the purpose of carrying out the foregoing responsibilities, take all such actions as the Board deems necessary or appropriate.

Without limiting the generality of the foregoing, the Board will perform the following duties.

Strategic Operating, Capital Plans and Financing Plans

•	require the Chief Executive Officer (the “CEO”) to present annually to the Board a longer range strategic plan and a

•	shorter range business plan for ARC’s business, which plans must:

•	be designed to achieve ARC’s principal objectives; and

•	identify the principal strategic and operational opportunities and risks of ARC’s business;

•	review progress towards the achievement of the goals established in the strategic, operating and capital plans;

•	identify the principal risks of the ARC’s business and take all reasonable steps to ensure the implementation of the appropriate systems to manage these risks;

•	approve the annual operating and capital plans;

•	approve limits on Management’s authority to conduct acquisitions and dispositions of assets, corporations and undeveloped lands;

•	approve the establishment of credit facilities; and

•	approve issuances of additional Common Shares or other instruments to the public;

Monitoring and Acting

•	monitor ARC’s progress towards its goals, and to revise and alter its direction through Management in light of changing circumstances;

•	monitor overall human resource policies and procedures, including compensation and succession planning;

•	appoint all of the Officers, including the CEO, and determine the terms of employment with ARC of all such Officers;

•	approve the dividend policy of ARC;

•	ensure systems are in place for the implementation and integrity of ARC’s internal control and management information systems;

•	monitor the “good corporate citizenship” of ARC, including compliance by ARC with all applicable safety, health and environmental laws;

•	in consultation with the CEO, establish the ethical standards to be observed by all Officers and employees of ARC and use reasonable efforts to ensure that a process is in place to monitor compliance with those standards; and

•	require that the CEO institute and monitor processes and systems designed to ensure compliance with applicable laws by ARC and its Officers and employees;

Compliance Reporting and Corporate Communications

•	ensure compliance with the reporting obligations of ARC, including that the financial performance of ARC is properly reported to shareholders, other security holders and regulators on a timely and regular basis;

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•	recommend to shareholders of ARC a firm of chartered accountants to be appointed as ARC’s auditors;

•	ensure that the financial results are reported fairly and in accordance with generally accepted accounting principles;

•	ensure the timely reporting of any change in the business, operations or capital of ARC that would reasonably be expected to have a significant effect on the market price or value of the Common Shares of ARC;

•	ensure the corporate oil and gas reserve report fairly represents the quantity and value of corporate reserves in accordance with generally accepted engineering principles;

•	report annually to shareholders on the Board’s stewardship for the preceding year;

•	establish a process for direct communications with shareholders and other stakeholders through appropriate Directors, including through the whistleblower policy; and

•	ensure that ARC has in place a policy to enable ARC to communicate effectively with its shareholders and the public generally;

Governance

•	in consultation with the Chairman of the Board, develop a position description for the Chairman of the Board;

•	facilitate the continuity, effectiveness and independence of the Board by, amongst other things:

•	appointing a Chairman of the Board who is not a member of Management;

•	appointing from amongst the Directors an Audit Committee and such other Committees of the Board as the Board deems appropriate;

•	defining the mandate of each Committee of the Board and the terms of reference for the Chair of each Committee;

•	ensuring that processes are in place and are utilized to assess the effectiveness of the Chairman of the Board, the Board as a whole, each Director, each Committee of the Board and its Chair; and

•	establishing a system to enable any Director to engage an outside adviser at the expense of ARC;

•	review annually the composition of the Board and its Committees and assess Directors’ performance on an ongoing basis, and propose new members to the Board; and

•	review annually the adequacy and form of the compensation of Directors.

Delegation

•	The Board may delegate its duties to and receive reports and recommendations from the Audit, Reserves, Human Resources and Compensation, Health, Safety and Environmental, Risk, Policy and Board Governance Committees and any other Committee created by the Board to assist the Board in the performance of its duties.

Meetings

•	The Board shall meet at least four times per year and/or as deemed appropriate by the Board Chair.

•	The Board shall meet at the end of its regular quarterly meetings without members of Management being present.

•	Minutes of each meeting shall be prepared by the Secretary to the Board.

•	The Chief Executive Officer shall be available to attend all meetings of the Board or Committees of the Board upon invitation by the Board or any such Committee.

•	Vice-Presidents and such other staff as appropriate to provide information to the Board shall attend meetings at the invitation of the Board.

Reporting / Authority

•	Following each meeting, the Secretary will promptly report to the Board by way of providing draft copies of the minutes of the meetings.

•	Supporting schedules and information reviewed by the Board at any meeting shall be available for examination by any Director upon request to the Chief Executive Officer.

•	The Board shall have the authority to review any corporate report or material and to investigate activity of ARC and to request any employees to cooperate as requested by the Board.

•	The Board may retain persons having special expertise and/or obtain independent professional advice to assist in fulfilling its responsibilities at the expense of ARC.

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SCHEDULE C

KEY TERMS OF THE PROPOSED STOCK DIVIDEND PROGRAM

Outlined below is a description of the key terms of the proposed stock dividend program and how holders of Commons Shares (“Common Shareholders”) may elect to participate in the stock dividend program, provided the special resolution is approved and our Board declares stock dividends in respect of our Common Shares.

Payment of Stock Dividends

The proposed amendments to our articles will provide our Board with the flexibility, where a Common Shareholder has validly elected to receive payment of dividends in the form of Common Shares in the manner set forth below, to declare and pay dividends on the Common Shares through the issuance of Common Shares. To facilitate payment of such stock dividends, the amended share terms also implement procedures for: (i) determining the value and number of Common Shares to be distributed by way of a stock dividend; (ii) accounting for the entitlement of shareholders to fractional Common Shares resulting from stock dividends; (iii) authorizing the sale of Common Shares issued in respect of stock dividends to satisfy tax withholding obligations or to comply with foreign laws or regulations applicable to a shareholder, if required; and (iv) payment of cash in respect of fractional Common Shares upon a person ceasing to be a registered shareholder. In addition, we will put in place the administrative procedures for a Common Shareholder to elect to accept stock dividends pursuant to the stock dividend program.

Dividends would be declared in an amount expressed in dollars per common share and, for Common Shareholders who confirm that they are willing to receive dividend payments in Common Shares, would be paid by way of the issuance of a fraction of a common share (“stock dividend share”) per outstanding common share determined by dividing the dollar amount of the dividend per common share by 95% of the “Average Market Price” (as defined below) of the common share on the Toronto Stock Exchange or, if the Common Shares are not listed and posted for trading on the Toronto Stock Exchange, on such stock exchange on which such shares are listed and posted for trading as may be selected for such purpose by the Directors of the Corporation (the “Exchange”). The “Average Market Price” of the Common Shares would be calculated by dividing the total value of Common Shares traded on the Exchange by the total volume of Common Shares traded on the Exchange over the five trading day period immediately prior to the payment date of the applicable dividend. The result of the foregoing is that Common Shareholders who elect to receive stock dividends will receive additional Common Shares at a 5% discount to the Average Market Price, which will be identical to the price at which Common Shares are issued to Canadian resident shareholders under our dividend reinvestment plan, and may benefit from certain tax efficiencies as described above.

The stock dividends would be paid by way of the issuance of a stock dividend share only to registered Common Shareholders who have delivered to our transfer agent, Computershare Trust Company of Canada, on or before a date specified by our Board (currently being the fifth business day prior to a dividend record date), a notice in writing (a “Stock Dividend Confirmation Notice”) confirming that they will accept the stock dividend share as payment of the dividend on all or a portion of their Common Shares entitled to receive the applicable dividend. Beneficial Common Shareholders who hold their Common Shares through a broker, investment dealer, financial institution or other nominee may participate in the stock dividend program through such nominee.

Common Shareholders who do not elect to receive stock dividends will continue to receive cash dividends as declared by our Board, in the usual manner. Therefore, if a Registered Common Shareholder does not deliver a Stock Dividend Confirmation Notice by the Stock Dividend Confirmation Notice Deadline, or delivers a Stock Dividend Confirmation Notice confirming that the holder accepts the Stock Dividend Share as payment of the dividend on some but not all of the holder’s Common Shares, the dividend on Common Shares for which no Stock Dividend Confirmation Notice was delivered, or the dividend on those of the holder’s Common Shares in respect of which the holder did not deliver a Stock Dividend Confirmation Notice, will be paid in cash in the usual manner.

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See “Procedure to Confirm Acceptance of Stock Dividends” below for additional information.

Procedure to Confirm Acceptance of Stock Dividends

Common Shareholders who are participants in our dividend reinvestment plan will not be automatically enrolled in the stock dividend program. Registered and beneficial Common Shareholders must take the steps outlined below in order to enroll in the stock dividend program and elect to receive stock dividends declared by us rather than receive dividends in the form of cash. Furthermore, if a Common Shareholder is a participant in the dividend reinvestment plan then the shareholder is also required to terminate their participation in the dividend reinvestment plan before the shareholder can enroll in the stock dividend program. If a Common Shareholder desires to continue to receive dividends in the form of cash, no action is required to be taken by the shareholder.

Registered Shareholders

Registered Common Shareholders that are willing to accept the payment of future dividends declared by our Board in the form of Common Shares are required to complete and deliver to Computershare Trust Company of Canada a Stock Dividend Confirmation Notice in a form prescribed by Computershare Trust Company of Canada at least five business days prior to the record date of a declared dividend. The Stock Dividend Confirmation Notice will permit such Common Shareholders to confirm that they will accept the stock dividend share as payment of the dividend on all or a stated number of their Common Shares entitled to receive such dividend. A Stock Dividend Confirmation Notice will remain in effect for all dividends declared on the Common Shares to which it relates and which are held by the Registered Common Shareholder, unless the shareholder delivers a revocation notice to Computershare Trust Company of Canada, in which case the Stock Dividend Confirmation Notice will not be effective for any dividends having a record date that is more than five business days following receipt of the revocation notice by Computershare Trust Company of Canada. A Stock Dividend Confirmation Notice or a revocation notice may only be delivered to Computershare Trust Company of Canada in respect of Common Shares for which trades have settled prior to the applicable deadline for notice. In addition to the requirement of a shareholder to complete and deliver a Stock Dividend Confirmation Notice, if the shareholder is enrolled in the dividend reinvestment plan then the shareholder must first take all necessary steps to terminate their participation in the dividend reinvestment plan. Information in respect of termination of participation in the dividend reinvestment plan can be obtained by contacting Computershare Trust Company of Canada at www.investorcentre.com/service or at Computershare Trust Company of Canada, 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1 or at 1-800-564-6253 (toll free).

Accordingly, if the special resolution is approved at the Meeting, registered Common Shareholders who desire to receive payment in the form of Common Shares in respect of the dividend expected to be declared by us having a record date of May 31, 2013 and a payment date of June 17, 2013 must return a Stock Dividend Confirmation Notice to Computershare Trust Company of Canada by no later than May 24, 2013. A copy of the Stock Dividend Confirmation Notice may be obtained from Computershare Trust Company of Canada at www.investorcentre.com/service or from our website at www.arcresources.com. The completed Stock Dividend Confirmation Notice must be returned to Computershare Trust Company of Canada at Computershare Trust Company of Canada, 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1. As noted above, if the subject Common Shares are enrolled in the dividend reinvestment plan then the shareholder must first take all necessary steps to terminate the participation of such shares in the dividend reinvestment plan.

Notwithstanding the foregoing, CDS Clearing and Depository Services Inc. (“CDS”), The Depository Trust & Clearing Corporation (“DTC”) and other similar depositories, as registered Common Shareholders, may participate in the Stock Dividend Program and elect to receive stock dividends on behalf of Beneficial Shareholders who hold Common Shares through their brokers and the respective depository services by communicating appropriate election and enrollment instructions to Computershare Trust Company of Canada in accordance with standard and customary industry practices.

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Beneficial Shareholders

Beneficial owners of Common Shares held through brokers, investment dealers, financial institutions or other nominees and which are registered in the name of depositories such as CDS in Canada and DTC in the United States, or another nominees, may not directly confirm their acceptance of stock dividends in respect of those Common Shares with Computershare Trust Company of Canada, but must instead either: (i) make appropriate arrangements with the broker, investment dealer, financial institution or other nominee who holds their Common Shares to confirm acceptance of stock dividends on their behalf, either as a nominee that delivers a completed and executed Stock Dividend Confirmation Notice to Computershare Trust Company of Canada or, if applicable, as a CDS or DTC participant by providing the appropriate instructions to CDS or DTC, as applicable, within the timeframes required by such depositories; or (ii) transfer the Common Shares such that they are registered in their own name and then confirm acceptance of stock dividends in respect of such Common Shares directly.

Beneficial owners of Common Shares should contact the broker, investment dealer, financial institution or other nominee who holds their Common Shares to provide instructions regarding their acceptance of stock dividends and to inquire about any applicable deadlines that the nominee may impose or be subject to. By confirming their willingness to receive stock dividends and enrolling in the stock dividend program, a beneficial holder (or where such confirmation or enrollment is made by a nominee on behalf of a Beneficial Shareholder, the applicable nominee) will be deemed to represent and warrant to us and Computershare Trust Company of Canada that the beneficial shareholder has made such confirmation, election and enrollment prior to the record date for the relevant stock dividend.

Fractional Entitlements

Fractional Common Shares, which might otherwise have been payable to Participating shareholders by reason of a stock dividend, will be issued to Computershare Trust Company of Canada as the agent of such shareholders (where a “Participating Shareholder” means a registered holder of Common Shares that has confirmed that it will accept payment in Common Shares and where, for greater clarity, the term Participating shareholder only refers to registered Common Shareholders (i.e. Common Shareholders who hold a physical share certificate in their own name evidencing registered ownership of Common Shares) and not to beneficial holders who hold their Common Shares through a broker, investment dealer, financial institution or other nominee). Computershare Trust Company of Canada will credit to an account for each Participating shareholder all fractions of a common share amounting to less than one whole share issued by us to a Participating shareholder by way of stock dividends. From time- to-time, when the fractional interests in a common share held by Computershare Trust Company of Canada for the account of a Participating shareholder are equal to or exceed in the aggregate one additional whole common share, Computershare Trust Company of Canada will cause an additional whole common share to be registered in the name of the Participating shareholder. The crediting of fractional Common Shares (or payment of cash in lieu of fractional Common Shares) to beneficial owners who receive stock dividends on Common Shares held through a broker, investment dealer, financial institution or other nominee will depend on the policies of that broker, investment dealer, financial institution or other nominee.

A shareholder that ceases to be a registered holder of one or more Common Shares is entitled to receive payment in cash equal to the value of the fractional common share held by Computershare Trust Company of Canada for the account of the shareholder. The value of the fractional common share would be calculated by reference to the value assigned to the Common Shares for purposes of the last stock dividend paid by us prior to the date of payment to the former registered shareholder.

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Authority to Sell Stock Dividend Shares

We have the right to sell, or require Computershare Trust Company of Canada to sell, all or any part of the stock dividend shares, through the facilities of the Exchange if: (i) we have reason to believe that tax should be withheld and remitted to a taxation authority in respect of any stock dividend paid or payable to a shareholder in Common Shares, in which case we would or would cause Computershare Trust Company of Canada to pay the sale proceeds to such taxation authority for the purposes of remitting the applicable tax, with any balance not remitted in payment of tax being payable to the common shareholder; or (ii) we have reason to believe that the payment of a stock dividend in Common Shares to any holder thereof who is resident in or otherwise subject to the laws of a jurisdiction outside Canada might contravene the laws or regulations of such jurisdiction, or could subject us to any penalty or any legal or regulatory requirements not otherwise applicable to us, in which case the cash sale proceeds would be delivered to the Common Shareholder.

Taxation of Stock Dividends

Participation in the stock dividend program will have income tax consequences to Common Shareholders who receive stock dividends that are different from the income tax consequences applicable to cash dividends. Please refer to Schedule E to this Information Circular for a summary of certain Canadian federal income tax considerations. The United States tax consequences for Common Shareholders who are resident in, or citizens of, the United States are not described herein. All shareholders should consult their own tax advisors for advice with respect to the tax consequences of participation in the stock dividend program based on their particular circumstances.

Reporting and Entitlement to Common Share Certificates

An account will be maintained by the Computershare Trust Company of Canada for each Participating shareholder. Each Participating shareholder’s account will include information with respect to the number of whole and fractional Common Shares registered or held in the name of the Participating shareholder on the record date for the stock dividend, as well as the number of additional whole and fractional stock dividend shares to which the Participating shareholder has become entitled by reason of the stock dividend. An unaudited statement regarding each Participating shareholder’s account will be mailed on a quarterly basis to each Participating Shareholder. Beneficial Shareholders will continue to receive reports with respect to their holdings of Common Shares and receipt of stock dividends from the broker, investment dealer, financial institution or other nominee through whom their Common Shares are held. A certificate representing the number of whole stock dividend shares registered in the name of a Participating shareholder as a result of a stock dividend will only be provided upon request in writing to Computershare Trust Company of Canada.

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SCHEDULE D

COMMON SHARE TERMS AFTER THE SHARE CAPITAL AMENDMENT

Common Shares

The unlimited number of Common Shares shall have attached thereto the following rights, privileges, restrictions and conditions:

(a)	The holders of Common Shares shall be entitled to notice of, to attend and to one vote per share held at any meeting of the shareholders of the Corporation (other than meetings of a class or series of shares of the Corporation other than the Common Shares as such);

(b)	The holders of Common Shares shall be entitled to receive dividends as and when declared by the Board of Directors of the Corporation on the Common Shares as a class, subject to prior satisfaction of all preferential rights to dividends attached to shares of other classes of shares of the Corporation ranking in priority to the Common Shares in respect of dividends; and

(c)	The holders of Common Shares shall be entitled in the event of any liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs, and subject to prior satisfaction of all preferential rights to return of capital on dissolution attached to all shares of other classes of shares of the Corporation ranking in priority to the Common Shares in respect of return of capital on dissolution, to share ratably, together with the holders of shares of any other class of shares of the Corporation ranking equally with the Common Shares in respect of return of capital on dissolution, in such assets of the Corporation as are available for distribution.

If the Directors of the Corporation declare a dividend on the Common Shares payable in whole or in part in fully paid and non- assessable Common Shares (the portion of the dividend payable in Common Shares being herein referred to as a “stock dividend”), the following provisions shall apply:

(a)	unless otherwise determined by the Directors of the Corporation in respect of a particular stock dividend: (i) the number of Common Shares (which shall include any fractional Common Shares) to be issued in satisfaction of the stock dividend shall be determined by dividing (A) the dollar amount of the particular stock dividend, by (B) 95% of the “Average Market Price” of a Common Share on the Toronto Stock Exchange or, if the Common Shares are not then listed and posted for trading on the Toronto Stock Exchange, on such stock exchange on which such shares are listed as may be selected for such purpose by the Directors of the Corporation (the “Exchange”), with the “Average Market Price” calculated by dividing the total value of Common Shares traded on the Exchange by the total volume of Common Shares traded on the Exchange over the five trading day period immediately prior to the payment date of the applicable stock dividend on the Common Shares; and (ii) the value of a Common Share to be issued for the purposes of each stock dividend declared by the Directors of the Corporation shall be deemed to be the Average Market Price of a Common Share;

(b)	to the extent that any stock dividend paid on the Common Shares represents one or more whole Common Shares payable to a registered holder of Common Shares, such whole Common Shares shall be registered in the name of such holder. Common Shares representing in the aggregate all of the fractions amounting to less than one whole Common Share which might otherwise have been payable to registered holders of Common Shares by reason of such stock dividend shall be issued to the transfer agent for the Common Shares as the agent of such registered holders of Common Shares. The transfer agent shall credit to an account for each such registered holder all fractions of a Common Share amounting to less than one whole share issued by the Corporation by way of stock dividends in respect of the Common Shares registered in the name of such holder. From time-to-time, when the fractional interests in a Common Share held by the transfer agent for the account of any registered holder of Common Shares are equal to or exceed in the aggregate one additional whole Common Share, the transfer agent shall cause such additional whole Common Share to be registered in the name of such registered holder and thereupon only the excess fractional interest, if any, will continue to be held by the transfer agent for the account of such registered holder. The Common Shares held by the transfer agent representing fractional interests shall not be voted;

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(c)	if at any time the Corporation shall have reason to believe that tax should be withheld and remitted to a taxation authority in respect of any stock dividend paid or payable to a shareholder in Common Shares, the Corporation shall have the right to sell, or to require its transfer agent in each case as agent of such shareholder, to sell all or any part of the Common Shares or any fraction thereof so issued to such holder in payment of that stock dividend or one or more subsequent stock dividends through the facilities of the Exchange, and to cause the transfer agent to remit the cash proceeds from such sale to such taxation authority (rather than such holder) in payment of such tax to be withheld. This right of sale may be exercised by notice given by the Corporation to such holder and to the Corporation or the transfer agent stating the name of the holder, the number of Common Shares to be sold and the amount of the tax which the Corporation has reason to believe should be withheld. Upon receipt of such notice the transfer agent shall, unless a certificate or other evidence of registered ownership for the Common Shares has at the relevant time been issued in the name of the holder, sell the Common Shares as aforementioned and the Corporation or the transfer agent as applicable, shall be deemed for all purposes to be the duly authorized agent of the holder with full authority on behalf of such holder to effect the sale of such Common Shares and deliver the proceeds therefrom to the applicable taxation authority on behalf of the Corporation. Any balance of the cash sale proceeds not remitted by the Corporation in payment of the tax to be withheld shall be payable to the holder whose Common Shares were so sold by the transfer agent;

(d)	if at any time the Corporation shall have reason to believe that the payment of a stock dividend to any holder thereof who is resident in or otherwise subject to the laws of a jurisdiction outside Canada might contravene the laws or regulations of such jurisdiction, or could subject the Corporation to any penalty thereunder or any legal or regulatory requirements not otherwise applicable to the Corporation, the Corporation shall have the right to sell, or to require its transfer agent in each case, as agent of such shareholder, to sell through the facilities of the Exchange, the Common Shares or any fraction thereof so issued and to cause the transfer agent to pay the cash proceeds from such sale to such holder. The right of sale shall be exercised in the manner provided in subparagraph (c) above except that in the notice there shall be stated, instead of the amount of the tax to be withheld, the nature of the law or regulation which might be contravened or which might subject the Corporation to any penalty or legal or regulatory requirement. Upon receipt of the notice, the Corporation or the transfer agent shall, unless a certificate or other evidence of registered ownership for the Common Shares has at the relevant time been issued in the name of the holder, sell the Common Shares as aforementioned and the Corporation or the transfer agent, as applicable shall be deemed for all purposes to be the duly authorized agent of the holder with full authority on behalf of such holder to effect the sale of such Common Shares and to deliver the proceeds therefrom to such holder;

(e)	upon any registered holder of Common Shares ceasing to be a registered holder of one or more Common Shares, such holder shall be entitled to receive from the transfer agent, and the transfer agent shall pay as soon as practicable to such holder, an amount in cash equal to the proportion of the value of one Common Share that is represented by the fraction less than one whole Common Share at that time held by the transfer agent for the account of such holder, and, for the purpose of determining such value, each Common Share shall be deemed to have the value equal to the Average Market Price in respect of the last stock dividend paid by the Corporation prior to the date of such payment; and

(f)	for the purposes of the foregoing: (i) the calculation of a fraction of a Common Share payable to a shareholder by way of a stock dividend and the calculation of the Average Market Price shall be computed to four decimal places, and shall be rounded to the nearest fourth decimal place; and (ii) neither the Corporation nor its transfer agent shall have any obligation to register any Common Share in the name of a person, to deliver a certificate or other document representing Common Shares registered in the name of a shareholder or to make a cash payment for fractions of a Common Share, unless all applicable laws and regulations to which the Corporation and/or the transfer agent are, or as a result of such action may become, subject, shall have been complied with to their reasonable satisfaction.

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SCHEDULE E

CANADIAN INCOME TAX CONSIDERATIONS IN RESPECT OF

PARTICIPATION IN THE STOCK DIVIDEND PROGRAM

This summary is of a general nature only and is not intended to be nor should it be construed to be tax advice to any particular shareholder.

This summary is not exhaustive of all Canadian federal income tax considerations, or of any tax considerations relevant to any other jurisdiction. There is no assurance that the Canada Revenue Agency or other applicable taxation authorities will not disagree with or challenge the tax treatment of stock dividends pursuant to our stock dividend program as described below. Shareholders are encouraged to consult their own tax advisors regarding the tax consequences to them of receiving cash or stock dividends. Capitalized terms used in this Schedule E and not otherwise defined have the meaning ascribed thereto in our Information Circular dated March 20, 2013.

Canadian Federal Income Tax Considerations

The following is, as of the date of the Information Circular, a summary of the principal Canadian federal income tax considerations generally applicable under the Income Tax Act (Canada) (the “Tax Act”) to Common Shareholders who: (i) for purposes of the Tax Act, deal at arm’s length and are not affiliated with us; (ii) hold their Common Shares as capital property; and (iii) participate in the stock dividend program by delivering a valid Stock Dividend Confirmation Notice to Computershare Trust Company of Canada, prior to the Stock Dividend Confirmation Notice Deadline, electing to receive all or a portion of any dividends declared by us on the Common Shares in the form of additional Common Shares issued by us from treasury (each a “Participating Holder”). Common Shares will generally be considered capital property to a Participating Holder unless the Participating Holder holds the Common Shares in the course of carrying on a business of buying and selling securities or acquired the Common Shares in a transaction or transactions considered to be an adventure or concern in the nature of trade.

This summary is based on the current provisions of the Tax Act, the regulations thereunder, and our understanding of the current published administrative policies and assessing practices of the Canada Revenue Agency. This summary also takes into account all specific proposals to amend the Tax Act and the regulations thereunder publicly announced by the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”) and assumes that the Proposed Amendments will be enacted substantially as proposed. However, no assurance can be given that the Proposed Amendments will be enacted in the form proposed, or at all. This summary does not otherwise take into account or anticipate any changes in law or administrative practice, whether by legislative, regulatory or judicial action or interpretation, nor does it take into account provincial, territorial or foreign income tax considerations.

This summary is not applicable to a Participating Holder: (i) that is a “specified financial institution” (as defined in the Tax Act); (ii) that is a “financial institution’’ (as defined in the Tax Act) for purposes of the “mark-to-market rules”; (iii) an interest in which is a “tax shelter investment” for the purposes of the Tax Act; (iv) that has made a functional currency reporting election under the Tax Act; or (v) that is exempt from tax under Part I of the Tax Act. Such Participating Holder should consult their own tax advisors having regard to their particular circumstances.

As discussed below, the receipt of stock dividends will have Canadian income tax consequences that are different from the Canadian income tax consequences applicable to the receipt of cash dividends. There is no assurance that the Canada Revenue Agency or other applicable taxation authorities will not disagree with or challenge the description below of the tax treatment to a Participating Holder who receives stock dividends pursuant to the stock dividend program.

This summary is not exhaustive of all possible income tax considerations applicable to participation in the stock dividend program or of the holding of our Common Shares. Accordingly, this summary is of a general nature only and is not intended to be legal or tax advice to any Participating Holder.

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The United States tax consequences for Participating Holders who are resident in, or citizens of, the United States are not described herein. Participating Holders should consult their own tax advisors for advice with respect to the tax consequences of participation in the stock dividend program based on their particular circumstances.

Residents of Canada

The following portion of this summary is applicable to a Participating Holder who, for the purposes of the Tax Act and any applicable tax treaty or convention and at all relevant times, is resident or deemed to be resident in Canada (a “Canadian Holder”). Certain Canadian Holders to whom the Common Shares would not otherwise constitute capital property may elect, in certain circumstances, to have the Common Shares, and every “Canadian security” (as defined in the Tax Act) owned by such person in the taxation year of the election and in all subsequent taxation years, deemed to be capital property by making the irrevocable election permitted by subsection 39(4) of the Tax Act. Persons considering making such election should first consult their own tax advisors.

Taxation of Cash Dividends

As discussed under the heading “Procedure to Confirm Acceptance of Stock Dividends” in Schedule C of this Information Circular, Canadian Holders may elect to receive dividends on all or a stated number of their Common Shares in the form of stock dividends. Canadian Holders who elect to receive only a portion of their dividends as stock dividends will receive the balance of the dividends to which they are entitled as cash dividends. In addition, where our Board of Directors do not resolve to pay all or a portion of a declared dividend in the form of a stock dividend, Canadian Holders (including Canadian Holders that have delivered a valid Stock Dividend Confirmation Notice to receive their dividends in the form of stock dividends) will receive cash dividends.

The amount of any cash dividends will be included in computing a Canadian Holder’s income for purposes of the Tax Act in the taxation year of the Canadian Holder in which the cash dividend is received. The amount of such cash dividends received by a Canadian Holder who is an individual will be subject to the gross-up and dividend tax credit rules in the Tax Act normally applicable to taxable dividends paid by taxable Canadian corporations. To the extent that we designate our dividends as “eligible dividends” within the meaning of the Tax Act in the prescribed manner, the amount of such dividends received as cash dividends will be eligible for the enhanced gross-up and dividend tax credit. Cash dividends received by an individual (other than certain specified trusts) may give rise to a liability for minimum tax as calculated under the detailed rules set out in the Tax Act.

The amount of any cash dividends received by a Canadian Holder that is a corporation will normally be deductible in computing such corporation’s taxable income. If a Canadian Holder is a “private corporation’’ (as defined in the Tax Act) or any other corporation resident in Canada and controlled or deemed to be controlled by or for the benefit of an individual or a related group of individuals, the Canadian Holder may be liable under Part IV of the Tax Act to pay a refundable tax of 33 1/3% on the amount of such cash dividends to the extent that such cash dividends are deductible in computing the Canadian Holder’s taxable income.

Taxation of Stock Dividends

As discussed under the heading “Procedure to Confirm Acceptance of Stock Dividends” in Schedule C of this Information Circular, provided our Board of Directors have resolved to pay all or a portion of a declared dividend in the form of a stock dividend, Canadian Holders who have delivered a valid Stock Dividend Confirmation Notice indicating that they will accept all or a portion of the dividends to which they are entitled in the form of stock dividends will receive all or a portion of their dividends as stock dividends.

For the purposes of computing a Canadian Holder’s income for purposes of the Tax Act, the amount of a dividend paid in the form of a stock dividend is the amount by which the “paid-up capital” (as defined in the Tax Act) of the shares is increased as a result of the issuance of the Stock Dividend Shares. Generally speaking, the increase in the paid-up capital of the shares is equal to the increase in the stated capital of those shares for corporate law purposes.

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Under the Business Corporations Act (Alberta), the corporate statute governing us, our Board of Directors is permitted to add any amount (up to the fair market value of the shares issued) to the stated capital of the Common Shares when additional Common Shares are issued in payment of a stock dividend. The Canadian Holder’s pro-rata share of the amount of the increase in the paid-up capital of the Common Shares as a result of payment of a stock dividend will be included in computing such Canadian Holder’s income for purposes of the Tax Act and will be taxed in the same manner as a cash dividend, as described under the heading “Taxation of Cash Dividends” above. As a result, the aggregate total stated capital accounts for all Common Shareholders will not increase by the amount of the stock dividends, which may limit our ability to complete certain corporate reorganizations.

As discussed under the heading “Share Capital Amendment to Implement a Stock Dividend Program – Benefits of the Stock Dividend Program” in the Information Circular, it is anticipated that our Board of Directors will add only a nominal amount to the stated capital of the Common Shares when Common Shares are issued as payment of a stock dividend. Therefore, it is expected that where a dividend is paid to a Canadian Holder in the form of a stock dividend, the amount of such stock dividend for the purposes of computing a Canadian Holder’s income under the Tax Act will be nominal. As a result, it is expected that Canadian Holders will have no material amounts to include in computing their income for the purposes of the Tax Act as a result of receiving a stock dividend. However, as discussed below under the heading “Disposition of Common Shares” below, the receipt of a stock dividend may increase a capital gain (or decrease a capital loss) realized by a Canadian Holder on a subsequent disposition of Common Shares.

Disposition of Common Shares

Upon a disposition or a deemed disposition of a common share (other than in a tax deferred transaction or a disposition to us that is not a sale in the open market in the manner in which shares would normally be purchased by any member of the public in the open market), a Canadian Holder generally will realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition of the common share, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of the common share to the Canadian Holder.

The cost to a Canadian Holder of a common share received as payment of a stock dividend will be equal to such share’s pro-rata portion of the aggregate increase in the paid-up capital of the Common Shares as a result of the payment of all stock dividends paid to shareholders at that time which, as discussed above, is expected to be nominal. This nominal cost to a Canadian Holder of a common share received as a stock dividend generally will be averaged with the adjusted cost base of all other Common Shares held at that time by such Canadian Holder as capital property for the purposes of determining the adjusted cost base of each such share to the Canadian Holder.

Since the cost to a Canadian Holder of a common share received as a stock dividend is expected to be nominal, the receipt of Common Shares as stock dividends may increase a capital gain (or decrease a capital loss) realized on a subsequent disposition of Common Shares by a Canadian Holder.

One half of any such capital gain (a “taxable capital gain”) realized by a Canadian Holder will be required to be included in computing the Canadian Holder’s income, and one half of any such capital loss (an “allowable capital loss”) realized by a Canadian Holder must generally be deducted against taxable capital gains realized by the Canadian Holder in the year of disposition. Allowable capital losses not deductible in the taxation year in which they are realized may ordinarily be deducted by the Canadian Holder against taxable capital gains realized in any of the three preceding taxation years or any subsequent taxation year, subject to the detailed rules contained in the Tax Act in this regard. Capital gains realized by an individual (other than certain specified trusts) may be subject to minimum tax.

If the Canadian Holder is a corporation, the amount of any capital loss otherwise realized on the disposition or deemed disposition of a common share by the Canadian Holder may be reduced by the amount of dividends received or deemed to have been received by the Canadian Holder on such common share to the extent and in the circumstances prescribed by the Tax Act.

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Similar rules may apply where a corporation is a member of a partnership or beneficiary of a trust that owns Common Shares, or where a partnership or trust of which a corporate holder is a member or beneficiary is itself a member of a partnership or a beneficiary of a trust that owns Common Shares. If the Canadian Holder is a “Canadian-controlled private corporation” (as defined in the Tax Act), the Canadian Holder may also be liable to pay a 6 2/3% refundable tax on certain investment income, including taxable gains.

Non-Residents of Canada

The following section summarizes the principal Canadian federal income tax considerations generally applicable to a Participating Holder if: (i) at all relevant times, for purposes of the Tax Act and any applicable tax treaty or convention, the Participating Holder is not resident and is not deemed to be resident in Canada; (ii) the Participating Holder does not use or hold (and will not use or hold) and is not deemed to use or hold the Common Shares in, or in the course of, carrying on a business in Canada and does not carry on an insurance business in Canada and elsewhere; and (iii) the Participating Holder’s Common Shares do not constitute “taxable Canadian property’’ for purposes of the Tax Act (a “Non-Resident Holder”).

Provided that the Common Shares are listed on a designated stock exchange (which includes the Toronto Stock Exchange) at a particular time, the Common Shares generally will not constitute taxable Canadian property to a Non-Resident Holder at that time unless at any time during the five year period immediately preceding that time 25% or more of the issued shares of any class or series of the our capital stock were owned by the Non-Resident Holder, by persons with whom the Non-Resident Holder did not deal at arm’s length or by the Non-Resident Holder and any such persons. A Non-Resident Holder’s Common Shares can also be deemed to be taxable Canadian property in certain circumstances set out in the Tax Act.

Taxation of Cash Dividends

As discussed under the heading “Share Capital Amendment to Implement a Stock Dividend Program – Benefits of the Stock Dividend Program” in the Information Circular, Non-Resident Holders may elect to receive dividends on all or a stated number of their Common Shares in the form of stock dividends. Non-Resident holders who elect to receive only a portion of their dividends as stock dividends will receive the balance of the dividends to which they are entitled as cash dividends. In addition, where our Board of Directors do not resolve to pay all or a portion of a declared dividend in the form of a stock dividend, Non-Resident Holders (including Non-Resident Holders that have delivered a valid Stock Dividend Confirmation Notice to receive their dividends in the form of stock dividends) will receive cash dividends.

Cash dividends on the Common Shares paid or credited or deemed under the Tax Act to be paid or credited to a Non- Resident Holder generally will be subject to Canadian withholding tax at the rate of 25%, subject to any applicable reduction in the rate of such withholding under an income tax treaty between Canada and the country where the Non-Resident Holder is resident. For example, under the Canada-United States Income Tax Convention (1980) (the “Treaty”), the withholding tax rate in respect of a cash dividend paid to a person who is the beneficial owner of the cash dividend and is resident in the United States for purposes of, and entitled to full benefits under, the Treaty, is generally reduced to 15%.

Under the Treaty, cash dividends paid to certain religious, scientific, literary, educational or charitable tax exempt organizations and certain pension organizations that are resident, and exempt from tax, in the United States are exempt from Canadian withholding tax. Provided that certain administrative procedures are observed regarding registration of such orga- nizations, we will not be required to withhold tax from cash dividends paid to such organizations. Qualifying organizations that fail to follow the required administrative procedures will have to file a claim for refund to recover any amounts withheld.

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Taxation of Stock Dividends

As discussed under the heading “Share Capital Amendment to Implement a Stock Dividend Program – Benefits of the Stock Dividend Program” in the Information Circular, provided our Board of Directors have resolved to pay all or a portion of a declared dividend in the form of a stock dividend, Non-Resident Holders who have delivered a valid Stock Dividend Confirmation Notice indicating that they will accept all or a portion of the dividends to which they are entitled in the form of stock dividends will receive all or a portion of their dividends as stock dividends.

For the purposes of computing the Canadian withholding tax applicable to a stock dividend received by a Non-Resident Holder, the amount of a stock dividend is determined in the same manner as the determination of the amount of a stock dividend for the purposes of computing the income of a Canadian Holder. In other words, the amount of the stock dividend is the amount by which the “paid-up capital” (as defined in the Tax Act) of the shares is increased as a result of the issuance of the Stock Dividend Shares. Generally speaking, the increase in the paid-up capital of the shares is equal to the increase in the stated capital of those shares for corporate law purposes. Under the Business Corporations Act (Alberta), the corporate statute governing us, our Board of Directors is permitted to add any amount (up to the fair market value of the shares issued) to the stated capital of the Common Shares when additional Common Shares are issued in payment of a stock dividend. The Non-Resident Holder’s prorata share of the amount of the increase in the paid-up capital of the Common Shares as a result of payment of a stock dividend (which, as noted above, is expected to be nominal) will be subject to Canadian withholding tax in the same manner as a cash dividend, as described under the heading “Taxation of Cash Dividends” above.

As discussed under the heading “Share Capital Amendment to Implement a Stock Dividend Program - Benefits of the Stock Dividend Program” in the Information Circular, it is anticipated that our Board of Directors will add only a nominal amount to the stated capital of the Common Shares when Common Shares are issued as payment of a stock dividend. Therefore, it is expected that where a dividend is paid to a Non-Resident Holder in the form of a stock dividend, the amount of such stock dividend for the purposes of computing the Canadian withholding tax applicable to a stock dividend received by such Non-Resident Holder will be nominal. As a result, it is expected that stock dividends paid to Non-Resident Holders will not be subject to any material amounts of Canadian withholding tax.

Dispositions of Common Shares

A Non-Resident Holder will generally not be subject to tax under the Tax Act in respect of any capital gain realized on the disposition of Common Shares so long as the Common Shares are not “Taxable Canadian Property” in the hands of such Non-Resident Holder. Non-Resident Holders should consult with their own tax advisors to determine whether a disposition of Common Shares will be subject to tax in their jurisdiction of residence.

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SCHEDULE F

SUMMARY OF RSU AND PSU PLAN

ARC’s RSU and PSU plan is designed to focus and reward employees for enhancing total shareholder return over the medium and long-term both on an absolute and relative basis.

Purpose

The principle purposes of the RSU and PSU Plan are as follows:

1. To align RSUs and PSUs with the interests of ARC’s shareholders;

2. To pay-for-performance;

3. To encourage superior medium and long-term performance; and

4. To attract and retain top talent.

Participation

All employees including Executives participate in the RSU and PSU Plan. The weighting of PSUs versus RSUs awarded to an employee is directly linked to an employee’s position and their influence on ARC’s total return. Some employees receive only RSUs whereas Executives receive only PSUs. RSUs and PSUs are granted twice a year in March and September.

Dividends

RSUs and PSUs accumulate the full value of ARC’s monthly dividend and upon vesting the payout amount is adjusted to reflect these dividends.

Vesting

RSUs vest 1/3 annually over three years. On the vesting date the number of RSUs (adjusted to include accumulated dividends)

is multiplied by the previous five day weighted average price of ARC’s Common Shares to determine the cash payment amount.

PSUs cliff vest (all at once) after three years. On the vesting date the number of PSUs (adjusted to include accumulated dividends) is multiplied first by a performance multiplier that can range from zero to two and then multiplied by the previous five day weighted average of ARC’s Common Shares to determine the cash payment amount.

Performance Multiplier

ARC’s peer group used to determine the performance multiplier for PSUs consists of companies that make up the S&P/TSX oil & gas exploration and production index on the grant date with certain exceptions determined by the HRCC from time-to-time. Currently ARC removes all international and oil sands companies and companies with production less than 10,000 boe per day from this group. The performance multiplier is based on the percentile rank of ARC’s total shareholder return and ranges on a sliding scale from zero for bottom quartile performance to a two for top quartile performance.

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Termination, Change of Control and Other Events

The table below outlines the treatment of RSUs and PSUs held by an employee (including Executives) upon the occurrence of certain events.

Type	Treatment of Outstanding RSUs/PSUs

Termination for cause	All awards are cancelled on the termination date

Termination not for cause	All awards continue to vest for 30 days and are then cancelled

Voluntary Resignation	All awards are cancelled on the termination date

Change of Control	All awards immediately vest

Disability	All awards continue to vest on schedule

Retirement	If the employee is 55 years of age and has 5 years of service with ARC - all awards active for over one year continue to vest on schedule If employee is 55 years of age and has 10 years of service or more with ARC - all awards continue to vest on schedule

Death	All awards immediately vest

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SCHEDULE G

SUMMARY OF SHARE OPTION PLAN

ARC’s Share Option Plan (the “Option Plan” or “Share Option Plan”) is a long-term incentive designed to focus and reward employees (including Executives) for enhancing total long-term shareholder return on an absolute basis.

The maximum number of Common Shares issuable on exercise of share options (“Options” or “Share Options”) is limited, in the aggregate, to 14,225,000 Common Shares (which represented approximately 5% of the Common Shares which were issued and outstanding on December 31, 2011). Options that are cancelled, terminated or expire prior to exercise of all or a portion thereof result in the Common Shares that were reserved for issuance thereunder being available for a subsequent grant of Options pursuant to the Option Plan.

In addition, the number of Common Shares issuable pursuant to options granted under the Option Plan or any other security based compensation arrangements of the Corporation: (i) to insiders at any time may not exceed 10% of the outstanding Common Shares; and (ii) issued to insiders within any one (1) year period may not exceed 10% of the outstanding Common Shares. Options granted under the Option Plan are not assignable except in the event of death.

Purpose

The principle purposes of the Share Option Plan are as follows:

1. To align share options with the interests of ARC’s shareholders;

2. To pay-for-performance;

3. To align compensation with ARC’s long-term business strategy;

4. To encourage superior long-term performance; and

5. To attract and retain top talent.

Participation

The Option Plan permits the granting of options to Officers, employees, consultants and other service providers ("Optionees") of the Corporation and its subsidiaries. In no event shall options be granted to Directors of the Corporation who are not Officers or employees of the Corporation or its subsidiaries.

To date, Options have only been granted to Executive and senior professional employees of ARC. Share Options are granted annually in June.

Term and Vesting

Options have a term not exceeding seven (7) years and, subject to the terms of the Option Plan, shall vest in such manner as de- termined by the Committee (where "Committee" is defined in the Option Plan as the Compensation Committee or such other Com- mittee of the Board of Directors of the Corporation as is appointed from time to time by the Board to administer the Option Plan or any matters related to such plan or, if no such Committee is appointed, the Board of Directors of the Corporation). In the absence of any determination to the contrary, options vest and are exercisable as to one-half (½) on each of the fourth and fifth anniversaries of the date of grant, subject to the acceleration of vesting in the discretion of the Committee. If an option is set to expire in seven (7) business days following the end of a "Black-Out Period" (as such term is defined in the Option Plan) and the Optionee is subject to the Black-Out Period, the expiry date of the option shall be extended for seven (7) business days following the Black-Out Period.

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Grant Price

The Grant Price of any options granted is determined by the Committee at the time of grant, provided that if the Common Shares are listed on a stock exchange the Grant Price shall not be less than the volume weighted average trading price of the Common Shares on the TSX (or other stock exchange on which the Common Shares may be listed) for the five (5) consecutive trading days immediately preceding the date of grant. The Exercise Price of any options granted under the Option Plan shall be, at the elec- tion of the Optionee holding such options, either: (a) the Grant Price; or (b) the price calculated by deducting from the Grant Price all dividends or other distributions paid (whether paid in cash or in any other assets but not including Common Shares) on a per Common Share basis, by the Corporation after the date of grant and prior to the date that such option is exercised.

Termination, Change of Control and Other Events

The table below outlines the treatment of share options held by an employee upon the occurrence of certain events.

Type	Treatment of Outstanding Share Options

Termination for cause	All vested and unvested options are cancelled on the termination date

Termination not for cause	All unvested options continue to vest for 30 days and are then cancelled The employee has 3 months to exercise vested options

Voluntary Resignation	All vested and unvested options are cancelled on the termination date

Change of Control	All options immediately vest(1)(2)

Disability	All options continue to vest on schedule

Retirement

If the employee is 55 years of age and has 5 years of service with ARC - all options continue to vest for 3 years

If employee is 55 years of age and has 10 years of service with ARC - all options continue to vest on schedule

Death	All options immediately vest and the executor has one year to exercise these options

Notes:

(1)	In the event of a "Change of Control" (as such term is defined in the Option Plan) the Option Plan provides for the acceleration of vesting of all outstanding and unvested options in order that such options may be conditionally exercised immediately prior to the effective date of the Change of Control unless the Board determines otherwise. In the event of a Change of Control the Board may also determine that vested options (including those options for which vesting has been accelerated) will be purchased by the Corporation for an amount per option equal to the amount by which the fair market value of the consideration per share payable in the Change of Control transaction as determined by the Board exceeds the applicable Exercise Price. In addition to the above, the Board may determine to accelerate the vesting of any or all unvested options at any time and on such terms and conditions as it sees fit.
(2)	Notwithstanding the Change of Control provisions of the Option Plan, but subject to Board discretion, in respect of the options granted to each of the CEO, CFO and COO, in the event of a Change of Control, the vesting of unvested options held by them will not be accelerated in circumstances where (a) adjustments have been made to the options which are outstanding and held by them so that, following the Change of Control, the options entitle them to acquire securities of the continuing successor entity or purchasing entity; and (b) the Board has determined to accelerate the unvested options held by Optionees other than such Executive Officers. However, vesting will be accelerated on the occurrence of certain constructive dismissal events during the two (2) year period following the Change of Control.

Cashless Exercise

The Option Plan provides Optionees with an election, if permitted by the Committee, for a cashless exercise ("Cashless Exercise") of an Optionee's vested and exercisable options. If an Optionee elects a Cashless Exercise the Optionee shall surrender its options in exchange for the issuance by the Corporation of that number of Common Shares equal to the number determined by dividing the Market Price (as defined in the Option Plan and as calculated as at the date of exercise) into the difference between the Market Price and the Exercise Price of such option.

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Amendments

Without the prior approval of the shareholders, as may be required by the TSX (or other exchange on which the Common Shares may be listed, if any), the Committee may not:

(a)	Make any amendment to the Option Plan to increase the maximum number of Common Shares reserved for issuance on exercise of outstanding options at any time;
(b)	Reduce the Exercise Price of any outstanding options or cancel an option and subsequently issue the holder of such option a new option in replacement thereof;
(c)	Extend the term of any outstanding option beyond the original expiry date of such option;
(d)	Increase the maximum limit on the number of securities that may be issued to insiders;
(e)	Make any amendment to the Option Plan to allow options to be granted to Directors of the Corporation who are not Officers or employees of the Corporation or its subsidiaries;
(f)	Make any amendment to the Option Plan to permit an Optionee to transfer or assign options to a new beneficial Optionee other than in the case of death of the Optionee; or
(g)	Amend the restrictions on amendments that are provided in the Option Plan.

Subject to the restrictions set out above, the Committee may amend or discontinue the Option Plan and options granted thereunder without shareholder approval; provided that if the amendment to the Option Plan requires approval of any stock exchange on which the Common Shares are listed for trading, such amendment may not be made without the approval of such stock exchange. In addition, no amendment to the Option Plan or options granted pursuant to the Option Plan may be made without the consent of the Optionee, if it adversely alters or impairs any option previously granted to such Optionee.

The only amendments to the Option Plan during the year ended December 31, 2012 were the following amendments relating to retirement which were made effective August 2, 2012:

•	The definition of "Retirement" in the Option Plan was amended to indicate that the agreement that an Optionee would be required to enter into upon retirement would restrict the Optionee's ability to engage in activities which are in competition with or are otherwise adverse to the interests of the Corporation as well as the consequences of breaching such restrictions.

•	Options held by Optionees who retire and who have provided services to the Corporation for ten years or more are unaffected and, as a result, the term of such options and the vesting schedule for such options do not change. This differs from options held by Optionees who retire and who have provided services to the Corporation for between five and ten years, which options will terminate three years after retirement if they have not vested and been exercised at such time.

As the amendments were minor and administrative, shareholder approval was neither required nor sought.

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SCHEDULE H

SUMMARY OF DSU PLAN

ARC’s Directors’ Deferred Share Unit (DSU) plan (the “DSU Plan”) provides for the deferral of a portion or all of the annual compensation of a Director and the adjustment of that deferred compensation to reflect the performance of ARC’s Common Shares until after the retirement of such Director.

Purpose

The principle purposes of the DSU Plan are as follows:

1.	To promote a greater alignment of interests between Directors of ARC and its shareholders;
2.	To support a compensation plan that is competitive and rewards long-term success of ARC as measured in total shareholder return; and
3.	To assist ARC’s ability to attract and retain qualified individuals with the experience and ability to serve as Directors.

Participation

All non-Executive Directors participate in the DSU Plan. Each Director receives 55% of their total annual remuneration in deferred share units (“DSUs”). The remaining 45% of Directors' compensation is paid in cash subject to a Director's right to elect to increase the percentage of DSUs (and reduce the percentage of cash) so that they receive up to 100% of their compensation.

Dividends

When dividends are paid on ARC’s Common Shares, additional DSUs are credited to the Director’s DSU account.

Award Determination

Awards are granted on a quarterly basis and the number of DSUs granted is calculated by dividing the value of the award by the weighted average trading price of ARC’s Common Shares on the TSX for the five trading days prior to the date of grant.

Vesting & Expiry

DSUs vest upon granting but are not redeemable until the death or retirement of the Director. If the Director dies while in office, ARC will make a lump sum cash payment within 90 days equal to the number of DSUs outstanding multiplied by the weighted average trading price of ARC’s Common Shares on the TSX for the five trading days prior to the date of death.

If the Director retires he/she has until December 1 of the year following his/her retirement to redeem his/her awards in exchange for a cash payment equal to the number of DSUs outstanding multiplied by the weighted average trading price of ARC’s Common Shares on the TSX for the five trading days prior to the date of settlement .

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